82- SUBMISSIONS FACING SHEET

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02030543

REGISTRANT'S NAME S&T System Integration & Technology Distribution AG

*CURRENT ADDRESS Gunoldstrasse 16
A 1190 Vienna
Austria

PROCESSED
APR 15 2002
P THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5249 FISCAL YEAR 12/31/00

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DATE : 2/9/02



S&T Annual Report 2000

TOTAL REVENUES 1998 - 2000
(in EUR Million)


120
100
80
60
40
20
+8%
+91%
+105%
1998 1999 2000

TOTAL REVENUES BY COUNTRY

Total Revenue 2000: EUR 116,5 million


Bulgaria
5%
Croatia
12%
Other
20%
Romania
10%
Ukraine
14%
Slovakia
10%
Slovenia
29%

Total Revenue 1999: EUR 56,7 million


Bulgaria
14%
Croatia
10%
Other
11%
Romania
12%
Ukraine
10%
Slovakia
18%
Slovenia
25%

Total Revenue 1998: EUR 29,4 million


Bulgaria
14%
Romania
21%
Other
6%
Ukraine
13%
Slovakia
46%


600
500
400
300
200
100
239
472
599
1998 1999 2000

SALES BY BUSINESS UNIT

Sales 2000: EUR 113,5 million


CSO
11%
ITD
20%
TMO+CA
7%
MED
8%
ITS
54%

Sales 1999: EUR 55,5 million


CSO
16%
ITD
18%
TMO+CA
11%
MED
8%
ITS
47%

Sales 1998: EUR 29,0 million


CSO
15%
TMO
11%
MED
15%
ITS
59%

S&T

S&T System Integration &
Technology Distribution AG

Gunoldstraße 16
A-1190 Vienna, Austria
Telephone: +43 1 367 80 88
Telefax: +43 1 367 80 88 99

DVR: 0962201
Commercial Register: FN 47292 y
Commercial Court: Handelsgericht Wien

Internet: http://www.snt.at
e-mail: snt@snt.co.at

Listed on:

www.nasdaqeurope.com
Reuters: SNTS.ED
Bloomberg: SNTS ES

www.newex.com
XETRA: SYA

ANNUAL REPORT 2000

Disclaimer

This Annual Report reflects the situation of S&T as per December 31, 2000.

The Annual Report contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, financial condition, performance or achievements of S&T, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

- competition from other companies,
- changes in operating expenses,
- attraction and retention of qualified employees,
- uncertainties arising out of S&T's operation outside Austria,
- adverse changes in applicable tax laws,
- adverse changes in governmental rules and fiscal policies,
- civil unrest,
- acts of God,
- acts of war, and
- other factors referenced in this Annual Report.

Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. No representation or warranty can be given, expressly or implied, regarding the correctness, completeness or fairness of information and opinion regarding such forward-looking statements contained in this Annual Report. S&T disclaims any obligation to update any such forward-looking statements to reflect future events or developments.

S&T and the persons acting on behalf of S&T do not accept any liability whatsoever arising from any use of this Annual Report or its contents or otherwise arising in connection therewith.

This Annual Report does not constitute an offer or invitation to subscribe for or purchase any securities of S&T.


S&T

Corporate Mission Statement

Corporate Mission Statement

S&T is committed to helping businesses in Emerging Europe to improve their business results by using Information Technology (IT).

STRATEGIC GOALS

- **To become recognized as the No. 1 manufacturer-independent IT System Integrator in Central- and Eastern Europe with the strongest local presence.**
- **To provide IT solutions based on a thorough understanding of customer's needs and state of the art technology.**
- ***To measure the company's success on:***
  - **Customer satisfaction**
  - **Shareholder value**
- **To attract highly qualified employees through a positive corporate culture and adequate incentives, monetary and intellectually.**

CEO Message

CEO Message



45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
4,50%
4,00%
3,50%
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
Q1
Q2
Q3
Q4

Quarterly Revenues/EBIT 2000
□ Revenues in EUR '000 *□ EBIT % of Revenue*

DEAR SHAREHOLDERS, CUSTOMERS AND FELLOW EMPLOYEES,

The year 2000 was a significant milestone in S&T's business development. We were able to turn profitable (EBIT 3,3 M€) while at the same time doubling revenues again (104% growth).

This is a truly remarkable result and congratulations and thanks are due to every one of the Group's country organizations for their contributions. It is interesting to note that all this was achieved while the stock market took a nosedive especially in the IT sector.

S&T's organic growth in this period amounted to 32%, clearly above the growth in IT spending in Central- and Eastern Europe, which was 16% according to IDC.

STRENGTH THROUGH ACQUISITION

With a clear focus on extending our position as a leading System Integrator in Central- and Eastern Europe, we continued our successful campaign of acquiring matching companies in order to facilitate new entries into the market and to expand our portfolio of products and services.

The first acquisition of 2000, Soft-tronik of Ukraine, was closed in March 2000, making us the No.1 System Integrator in Ukraine. In terms of revenues for the year 2000, Ukraine then also became the second largest country in the Group's portfolio.

The second acquisition, Largo Systems, marked S&T's entry into Poland and gave us a head start into the largest IT market in Central- and Eastern Europe.



RU
PL
CZ
UA
HU

Acquisitions in 2000

INNET Kft. in Hungary was our third acquisition by which S&T acquired a prominent status in Computer Networking. This also can provide the foundation for our planned regional Center of Expertise (COE) for Networking.

The fourth acquisition, Neos Computer a.s. in the Czech Republic, was the second largest in the company's history and gave us our desired starting point in this important IT market.

In Russia, we seized the opportunity to become the sole representative of Informix, a leader in database and e-Business software. This function is performed by our fully owned subsidiary High Performance Systems (HPS).

The contribution of the INNET Kft. and Neos Computer a.s. acquisitions will be reflected in the financial results from 2001 onwards. Careful integration of all these acquired companies will be a major topic for 2001.

FOCUSING ON CORE COMPETENCIES

Expansion and diversification represent only a part of our success story. S&T also increased the focus on core competencies by divesting of the marginal business units TMO (Test and Measurement Organization) and CA (Chemical Analysis).

This spin-off was finalized at the end of 2000 and had no material effect on the financial results, i.e. restructuring costs and income from sale of assets roughly balanced out.

In March 2000, we also announced our partnership with Pixelpark, whereby S&T AG holds 21.5% in Pixelpark CEE AG, and Pixelpark AG (Berlin) holds 75%. The remaining 3.5% are held by individuals who are key to the success of this joint venture. The goal of Pixelpark CEE AG is to provide, together with S&T, complete e-Business solutions to major customers in Central- and Eastern Europe.

E-BUSINESS OPPORTUNITIES IN CEE

In 2000, Pixelpark CEE AG made significant investments into building up the group's technical infrastructure, with an initial focus on Hungary, Czech Republic and Slovakia.

IMPRESSIVE REGIONAL GROWTH

The whole CEE region has recorded remarkable economic growth in 2000. For the first time, GDPs in all CEE countries registered impressive growth - led by Russia with 7.7%, Hungary with 5.3%, Poland with 4.1% and the Czech Republic with 2.8% - to name just the most significant economies in this region.

Meanwhile, at their summit in Nice, the EU has again clearly embraced eastward expansion towards CEE, and this should result in continued economic growth for the region in the coming years.

ON TRACK FOR SUCCESS

Based on all the positive developments mentioned, we are confident that we are on track for success. We will, however, have to work continuously on our organizational model in order to manage the fast growth and the rapid innovations necessary to exploit the potential synergies of a multinational operation.

Yes, we also will have to be alert to potentially unfavorable developments within the CEE region and the IT industry; however, we remain convinced that the underlying concept of S&T is ideally suited to capture the upcoming opportunities.

Yours sincerely,

Karl Tantscher
Chief Executive Officer
S&T System Integration & Technology Distribution AG,
Vienna, Austria

Company Milestones

Company Milestones

Since its foundation in 1993, the company has made rapid progress towards its corporate goal of becoming recognized as the No. 1 manufacturer-independent System Integrator in Central- and Eastern Europe, and with a strong local presence.


S&T
in Emerging Eu

Neos-Acquisition, Prague (Karl Tantscher/S&T, Jaroslav Crhonek/Neos)



Monika Sieger, *Acquisitions & Mergers, S&T AG*

1993

- Establishment of S&T Slovakia acting as "Full Function Distributor" for Hewlett Packard
- Establishment of S&T Bulgaria, S&T Ukraine

1994

- Establishment of S&T Romania

1995

- Establishment of S&T Moldova

1996

- Establishment of S&T Yugoslavia

1998

- S&T goes public on the EASDAQ stock exchange

1999

- Acquisition of medical product business from HP in Czech Republic (S&T Plus s.r.o)
- Acquisition of Hermes Plus represented in Slovenia, Croatia, Bosnia-Herzegovina, Macedonia
- Acquisition of ICOS, a leading Slovenian e-Business company (effective 2000)
- Establishment of S&T Hungary
- Acquisition of Largo Systems in Poland (renamed S&T Polska)
- Establishment of HPS International to act as the sales technical support center for Informix in Russia
- Spin off of two smallest business units (CA: Chemical Analysis, TMO: Electronic Test and Measurement Systems)

2000

- Strategic partnership with Pixelpark for CEE; Pixelpark AG, Berlin, aquires 75% of east-europe.com (renamed Pixelpark CEE AG)
- Acquisition of Soft-tronik in Ukraine

Effective 2001

- Acquisition of INNET Kft. in Hungary
- Acquisition of Neos Computer a.s. and GCC Services a.s., its 100% subsidiary for services in the Czech Republic

Internet Everywhere
Internet Everywhere





Peter Porzer,
Chief Technology Officer:
"S&T exploits the latest technologies for the benefits of its customers."

An important role of a Systems Integrator is to participate in emerging technologies, to anticipate some of its consequences and prepare for changes in technology and emerging markets to ensure best possible customer service now and in the future. This article[1] is intended as a glimpse into the immediate future of IT developments and reflects on the effects of ubiquitous computing and its role in those emerging technologies, as seen by S&T.

THE MOBILE INTERNET

Handheld devices are taking computers from personal to intimate. Natural human communication and data - it's a superior and tight combination that will foster the next stage of network development: the mobile Internet.

Within three years, a billion people - 1 in 6 on the planet - will have high-speed access to the wireless Internet, especially after the introduction of the third-generation (3G) wireless network.

Surfing the Web through a handheld is just the latest phase in a rapid technological development that began with analog networks. WAP (Wireless Access Protocol) has made possible access to Web sites with security adequate for many consumer transactions. But as far as the second-generation (2G) technology was concerned, service providers, not consumers were the winners - because 2G deployment allowed efficient transmission of the digital code. Carriers could serve 6-8 times more talkers within a given cell. Suddenly 1,000 customers became 8,000.

The 2.5G (intermediate between 2G and 3G) devices are the first to use Internet-style, packet-switched networks; they send bursts of data only when needed. Because these devices don't hog an entire circuit, they can be "always on", while the 3G networks, with its incredible increase in transmission speed will open entirely new vistas, allowing transmission of rich multimedia material.

WIRELESS WEB

Different technologies are now being developed to locate wireless devices with greater accuracy - including a promising system called Bluetooth created by Ericsson. Many of the early uses of Bluetooth



and its counterparts center on that universal human pastime: shopping.

It's also conceivable to blend personal "buddy lists" with geographic location, so any networked friends passing within five blocks will know where you are. And picture this: a Bluetooth query emanates from your handheld, finds a person with similar interests two tables down and makes a consensual wireless introduction. At Stanford University (Calif., USA), location-based services for a bookstore have been demonstrated - to show how digital connections might improve tactile brick-and-mortar shopping. A MIT (Mass., US) Media Lab project called „Impulse" blends the power of Internet comparison shopping with the tactile appeal of real-world stores. Also on the commercial horizon are new combinations of wireless, Web and telephone that will match customers and sales personnel in actual time and facilitate the instantaneous signing of corporate contracts.

The technology also will bring Net access to people who don't work at a desk with a fast, hard-wired connection. Medical professionals, teachers, business travelers and delivery workers are tossing away clipboards and claim forms in favor of a wireless web of Palms, PocketPCs and WAP or 3G phones.

TIMELINESS AND AWARENESS

A desktop computer is an ally in thought, knowledge creation, new product design and exploration of the far reaches of the Web. Handhelds, by contrast, present a narrower slice of information that tends to support simpler decisions: Yes or no. Turn left or right. Alert if malfunction occurs. Vibrate if a stock reaches $42. Many wireless companies got started in the financial industry, where simple, timely data triggers quick trades. Both timeliness and awareness are becoming more important in fast-paced business.

As these devices find their way into every pocket and purse, they bring with them privacy issues. The small screens are peepholes into the Internet, but can that portal be reversed by government or multinational corporations to build an intimate portrait of the user? Much of the value of digital companions boils down to getting relevant information at the right place or the right time. Yet getting such information often requires divulging preferences, voluntarily or tacitly. The better this information, the more personalized the service - but also the more exposed the user is to misappropriation of personal data. Wireless services that determine the user's location can open up scary possibilities.

THE CHALLENGE OVER THE NEXT YEARS

Do we really want to leave an electronic trail of our whereabouts and allow ourselves to be tracked like packages? Over the next years, the challenge will be to design devices and networks to avoid pitfalls - while building a system so useful that you won't ever want to turn it off.

[1] A more detailed version of this paper can be found at S&T's website: http://www.snt.at/white papers/technology



Management and Supervision

MANAGEMENT BOARD

Karl Tantscher, 53 - *Co-Founder, Chief Executive Officer and Chairman of the Management Board.*

Martin Bergler, 41 - *Chief Financial Officer and Member of the Management Board.*

SUPERVISORY BOARD

Peter Kohl, 61 - *Chairman*

Formerly Regional Director
for Southern and Eastern Europe,
Hewlett-Packard Geneva.

Reinhard Moser, 49 - *Deputy Chairman*

Professor of Business Administration
and Head of the Institute of International Business,
Vienna University of Economics and Business
Administration, Vienna.

Franz Hörhager, 44 - *Member of the Supervisory Board*

Managing Director of Mezzanine Management GmbH,
an investment and financial advisory firm active in Central
and Eastern Europe. Formerly head of international
commercial banking of the Bank Austria group.

Wilhelm Hendricks, 83 - *Member of the Supervisory Board*

Serves on the board of various international institutions (NGOs)
and trade companies and has been involved in East-West trade
since 1952. Honorary Consul of the Republic of Gabon.

Management Report
Management Report

S&T is now successfully established and operating in the key areas of what has become one of the most dynamic regions for IT spending in Europe. Our recent acquisitions have not only reinforced our presence and our coverage of that geographic area, but they have also enriched our talent bank of skills now at the disposal of our customers.

WHAT MAKES OUR REGION OF OPERATION SO PROMISING?

Many of the CEE countries have been disadvantaged in their efforts to modernize and to create a market economy by the presence of outdated and inadequate infrastructure.

Now, with demands from the citizens of these countries to participate in modern lifestyles and aspirations of governments to secure European Union membership, there is a great deal of movement towards improving technology.

There is also a growing awareness that state of the art IT- and communication technology in government and business will serve to improve living standards and bring them closer to those in developed countries.

During this vital phase of regional development, S&T continues to build a strong client base in the very key areas of telecom providers, financial institutions, industrial and utility companies and governmental agencies.

As S&T can offer the same high level and standard of services throughout the region, it is ideally placed to become the IT infrastructure provider of choice for foreign companies, especially those which invest in more than one CEE country.

In 2000, S&T significantly expanded its presence in the region through purposeful acquisitions in Ukraine, Poland, Hungary and the Czech Republic, as well as through a "Greenfield operation" in Russia. These latest acquisitions also serve to enhance S&T's policy of optimizing synergies for more efficiency and reduced operating expenses.

This new wave of expansion has made it necessary for S&T to adjust the company's operational management, which is now split into three distinct geographical regions:

- Central Europe
  (Poland, Czech Republic, Slovakia and Hungary)
- Russia, CIS and Bulgaria
- Southeast Europe
  (Bosnia-Herzegovina, Croatia, Macedonia, Romania, Slovenia and Yugoslavia)



S&T's Regional Managers from left to right:
Klavdij Godnic, *South-East Europe*
Irina D'Amico-Janisch, *Russia, CIS, Bulgaria*
Peter A. Kunz, *Central Europe*

THE S&T GROUP

Region	Company	Location
RUSSIA, CIS	S&T Soft-Tronik ltd.	Kiev, Ukraine
RUSSIA, CIS	S&T Bulgaria e.o.o.d.	Sofia, Bulgaria
RUSSIA, CIS	S&T Mold srl.	Chisinau, Moldova
RUSSIA, CIS	HPS Holding GmbH	Vienna, Austria
RUSSIA, CIS	— HPS International o.o.o.	Moscow, Russia
RUSSIA, CIS	S&T International o.o.o	Moscow, Russia
CENTRAL	Neos Computer a.s.	Prague, Czech Rep.
CENTRAL	S&T Plus srl.	Prague, Czech Rep.
CENTRAL	S&T Polska Sp.z.o.o.	Warsaw, Poland
CENTRAL	S&T Hungary Kft.	Budapest, Hungary
CENTRAL	INNET Kft.	Budapest, Hungary
CENTRAL	S&T Slovakia spol. s r.o.	Bratislava, Slovakia
SOUTHEAST	S&T Romania srl.	Bucharest, Romania
SOUTHEAST	S&T Yugoslavia d.o.o.	Belgrade, Yugoslavia
SOUTHEAST	Hermes Plus d.d.	Ljubljana, Slovenia
SOUTHEAST	— Hermes Plus d.o.o	Zagreb, Croatia
SOUTHEAST	— Hermes Plus d.o.o.e.l.	Skopje, Macedonia
SOUTHEAST	— Hermes Plus d.o.o.	Tuzla, Bosnia-Herzegovina
SOUTHEAST	— HPC d.o.o.	Ljubljana, Slovenia
SOUTHEAST	— HPC d.o.o.	Zagreb, Croatia
SOUTHEAST	— ICOS d.o.o.	Ljubljana, Slovenia
SOUTHEAST	— Probis d.o.o.	Ljubljana, Slovenia

S&T's fully owned subsidiaries
(Subsidiaries with immaterial business volume have been omitted.)

This new structure will increase efficiency to customers and better serve the individual geographic areas. It is also in line with the policy of a strong local presence, with efficient cross-border support.

S&T has made a commitment to keep abreast with economic and geopolitical changes in its region of operation, and to position itself to become recognized as the region's undisputed leader in Systems Integration.

ENTERPRISE-STRATEGY TRENDS

Information Technology has now become an increasingly important part of enterprise strategy, particularly in the area in which we operate. Users are now demanding more from IT infrastructure, regardless of whether it is for utilities or governments, health care or telecommunications, the finance sector or industry. They expect a maximum amount of efficiency and of user availability. S&T is committed to meet the challenge of those expectations and to grow with them to ensure the company and its staff are up to the task of the needs of today and the future.

S&T is able to provide the full range of support services for complex system-, network- and storage environments. Multinational customers appreciate the benefits of working with a service enterprise that has effective cross-border, regional coverage and where the standard of service can be guaranteed at all points of operation. They also find it more efficient to deal with a single account manager.



SYSTEMS INTEGRATOR - INTEGRATED SERVICES

S&T is not only committed to become recognized as the region's number one Systems Integrator, it also works at offering customer training that keeps customers abreast with the latest equipment and trends in IT. S&T considers education and training as the very cornerstones of success and all of the company's subsidiaries offer training facilities equipped with up-to-date hardware, software and visual aids.


Bulgaria
5%
Croatia
12%
Other
20%
Romania
10%
Ukraine
14%
Slovakia
10%
Slovenia
29%

Revenue per country 2000


CSO
11%
ITD
20%
TMO+CA
7%
MED
8%
ITS
54%

Revenue per business unit 2000

S&T's four core business areas

S&T's four core business areas





INFORMATION-TECHNOLOGY SOLUTIONS

S&T designs, implements and maintains individual customer IT solutions for telecom providers, the financial services sector, utilities, government institutions and manufacturing companies.

About 30% of S&T's customers come from the telecommunications sector, 20% from the financial sector. The remaining 50% comprises a mix of the other public sectors and industries.

For these solutions, S&T relies on the world's cutting-edge technologies supplied by Baltimore Technologies, Cisco, Compaq, EMC, Entrust, Hewlett-Packard, IBM, Legato, Microsoft, Network Appliance, Oracle, SAP and SUN.

In addition to complete installation and integration services, S&T also offers its customers a comprehensive range of consulting and training services.

CUSTOMER-SUPPORT ORGANIZATION

S&T has recognized the value of support and backup services and has responded by introducing a full range of customer services covering all their countries of operation. The portfolio comprises warranty services, per event services, installation- and start-up services, hardware and system software maintenance contracts, system management services and consulting.

Keenly aware of the urgency needed to solve technical problems in today's world of lightning speed communications, S&T has introduced it's Area Support Center (ASC) as part of an ongoing commitment to quality service and customer back-up support.

Managed from Ljubljana, Slovenia, the ASC serves as an axis of communication able to draw on a pool of more than 200 highly qualified service professionals from 14 different countries, as well as having a managed stock of spare parts to respond quickly to the most demanding customer needs throughout the area.

The ASC provides mission critical support for high-end systems, storage, networks, operating systems and servers, as well as logging problems and solutions in the S&T Knowledge Database for future reference.




SISHOP 2000

The S&T Customer Support Organization offers a service coverage of up to 24-hour, 7-days a week for business critical applications and guaranteed response times of as little as two hours.

MEDICAL SYSTEMS

S&T is the 'Full Function Distributor' for Agilent's (HP) range of medical diagnosis and monitoring systems. This equipment consists of ultrasound diagnosis systems, patient monitoring systems, cardiotocographs and defibrillators, among others. In addition, S&T has signed sales and marketing agreements for complementary products with Kretz/Medison (3D ultrasound machines). Customer segments are intensive care units, cardiologic clinics and pediatric hospitals and provide the S&T organizations with a valuable entry into the healthcare market.

INFORMATION TECHNOLOGY DISTRIBUTION

HPC d.o.o., 100% subsidiaries in Slovenia and Croatia are engaged in wholesale distribution of Hewlett-Packard and other vendors' computer- and computer-related equipment.

HPC d.o.o. has successfully launched it's own brand notebook, desktop computers and monitors under the names: "HPC Note", "HPC Desk" and "HPC View". With almost 2200 notebook computers ("HPC Note") sold in 2000, we have become the number 1 in the Slovenian market.



S&T: A "People" Company in a High-Tech world



S&T Headquarters, Vienna



Evelin Mayr,
Director of Human Resources wants S&T to be 'the Employer of Choice' in the IT sector.

As a service company, S&T regards its employees as its most valuable asset. This is why we moved to incorporate a strong human relations (HR) platform into the company in the early stages of its development.

In the competitive world of Information Technology, we want to be recognized as the 'Employer of Choice' and will actively seek to secure and retain the industry's most outstanding talents.

Our international specialists are acknowledged for their innovation and entrepreneurial spirit, and because they are dedicated to helping our customers optimize the almost limitless opportunities that IT offers for a better world. We recognize that having a personal interest in the company improves teamwork and allows for the sharing of rewards. We therefore offer long-term incentive schemes linking individual performance to that of the company as a whole.

In addition, our stock option plan is open to every individual staff member. By owning part of the company, employees are able to directly participate in future growth and profitability.

We introduced a stock option program in 2000 and some 10% of the company's employees have received 40,000 stock options.

S&T is an equal opportunities employer with 750 employees (as of Feb. 2001). It operates in a multicultural, cross-border environment. The company is dedicated to keeping in step with the challenges, demands and potential rewards of the 21st Century. We promote a corporate culture of mutual trust, openness and teamwork while at the same time rewarding individual achievements.

The Market in Central and Eastern Europe


PL
CZ
SK
AT
HU
SI
HR
BA
YU
RO
MD
UA
BG
MK

☐ *Headquarters*
☐ *Countries end of 1998*
☐ *New countries 1999*
☐ *New countries 2000*

AT Austria
BA Bosnia-Herzegovina
BG Bulgaria
CZ Czech Republic
HR Croatia
HU Hungary
MD Moldova
MK Macedonia
PL Poland
RO Romania
RU Russia
SI Slovenia
SK Slovakia
UA Ukraine
YU Yugoslavia

Preparations for EU accession and the increased level of foreign direct investment are the key drivers for increased IT spending.

Ever increasing use of the Internet in the CEE will also fuel lifestyle changes and demands for improved infrastructure and services will follow - both in the public and the private sector. In terms of growth potential, this region is far more attractive than Western Europe.

The expenditure on Information Technology has grown rapidly in recent years across the face of Europe. According to IDC, in 2000, Western Europe invested some EUR 316 billion in IT, some 29 percent of the world-wide total. But the countries of Central and Eastern Europe spent just EUR 12 billion a mere 1.1 percent of the EUR 1088 billion invested globally.

As the countries in this region become increasingly more market-oriented and competitive, that situation is changing and will continue to do so.


9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
RU YU UA HU MK BG SI PL HR CZ SK MD RO

GDP Growth Rate (%), 2000


300,0
250,0
200,0
150,0
100,0
50,0
0,0
12000
10000
8000
6000
2000
0.0
RU PL CZ HU YU UA RO SI SK HR BG MK

GDP 2000
☐ *Nominal GDP (USDbn) 2000*
☐ *GDP per capita (USD) 2000*

Source: IDC, EIU


3,0%
2,5%
2,0%
1,5%
1,0%
0,5%
0,0%
CZ HU SK HR SI PL BG RO RU

IT Spending in % of GDP

☐ *High End IT Spending in % of GDP*

Source: IDC, EIU



Our Successful Clients
Our Successful Clients

**S&T is *committed to helping businesses in* Emerging Europe
to improve their business results by using Information Technology.**

Poland:
Telephony Upgrade
Netia brings better telephony to 15 million Poles

Netia is the largest Competitive Local Exchange Carrier (CLEC) operator in Poland. The company holds 24 licenses to provide local voice telephony services across territories covering 15 million people or approximately 40% of the Polish population. These telephony services include switches, fixed-line telephony, ISDN and Internet services, leased lines and voice mail.


netia

THE CHALLENGE

Netia (whose strategic partner is Telia - the Swedish national operator and one of Europe's leading telecommunications providers) is in the process of installing a fiber optic network across much of Poland during 2000-2001. The system required the use of state of the art cross connect fiber frames. Because of the dynamic development taking place and continuous extension of the network, Netia needed high-performance solutions, as well as a partner able to guarantee first class component parts, backed by reliable skills and service.

THE SOLUTION

Cooperation between S&T Polska and ADC Telecommunications - a leading global supplier of the network equipment and software for broadband, multi-service networks - resulted in a contract being signed under which S&T Polska would assist in finding the right technical solutions for the fiber optic network.

Netia, as a full supplier of telephony services then signed a contract with S&T Polska to provide state of the art, high-performance, cross connecting fiber frames for their network. The components being used are produced by ADC Telecommunications.

The contract, worth Euro 2 million (USD 1.82 million), serves to underline S&T Polska's core competence as a supplier of leading-edge IT solutions to large telecommunications companies. It also sends a powerful signal to other potential clients in the sector, enhancing S&T Polska's reputation and status as a major player both in Poland itself, and within the international S&T Group.

Hungary: Safe & Secure Banking

Giro Ltd. Clearing House increases banking efficiency

The services provided by clearing house of credit institutions have gradually become indispensable for banks operating in Hungary. Giro Ltd. Clearing House, Hungary (Giro Elszámolásforgalmi Részvénytársaság) provides services to more than 50 banks operating in Hungary and thus plays a dominant role in the banking sector. Such an enterprise must operate with IT systems that guarantee safety, speed, efficiency and reliability, because the work it carries out is directly reflected in the performance of the whole banking system.

THE CHALLENGE

Giro Ltd. needed to integrate a new high performance Data Center solution to provide storage consolidation at two separate sites in Budapest within Giro's mission-critical environment. The sites were to also act as backup sites for each other. S&T Hungary offered a storage solution based on EMC technology that not only provides a high-performance, reliable Data Center environment based on Giro's existing SUN and NT platforms, but also opens the way for flexibility in future development of the Data Center.

THE SOLUTION

S&T's offer, based on EMC technology, was successful in winning the tender within a very competitive bidding environment. The company's experience in mission critical computing and recognized expertise in designing, implementing, supporting and maintaining enterprise storage systems, while at the same time having the backing of strong local and international support, all influenced the client's decision in choosing S&T for the job.



Tibor Kondrát,
IT Managing Director,
Giro Ltd. Clearing House

Now, Giro Ltd. is equipped with a high-performance, scalable, full-featured Data Center which can operate on a 24-hour, 7-days a week basis, thus ensuring business continuity while protecting information from the company and from more than 50 Hungarian banks that use Giro's services for clearing transfers.

Russia:
Efficiency in leading Russian Exchange
Improvements for Moscow Interbank Currency Exchange





Leonid E. Spitcyn,
Chief Information Officer, Member of Executive Board of MICEX

The Moscow Interbank Currency Exchange (MICEX) is Russia's leading exchange providing full services in currency, securities and derivatives trading. MICEX has created a basis for a nation-wide system of trading in all major sectors of the financial market - FOREX, state securities and stocks - in Moscow and in the largest financial and industrial centers in the Russian Federation. Now, MICEX carries out about 30,000 trading deals a day, for more than 800 participants in eight regions from St. Petersburg to Vladivostok.

THE CHALLENGE

Above all, MICEX needed the services of a highly effective database that could be utilized for settlement, depository and information services able to keep abreast with sharply increasing volumes in participants and trading. Any such system had to meet high standards for reliability and flexibility through automation (STP - Straight-Through Processing).

THE SOLUTION

Specialists from Informix/HPS consulted with MICEX development and support personnel about how to optimize the system and, in conjunction with MICEX technical partners CMA Small Systems and INIST, to plan supplementary development.

As a result, by achieving good DBMS time-volume characteristics, real time settlement over the Internet was made possible for MICEX information services users. The new system allows MICEX to improve settlement, depository and information services on order to support the expansion of trading activity.

MICEX chose Informix/HPS for this strategic solution because they were able to come up with a system that offered simplicity of construction and maintenance and, at the same time, could back it up with good support services. Informix/HPS has therefore made an important contribution to the effective operation of the infrastructure of Russia's financial market.

Ukraine:
Improved Mobile Communications

UMC opens channels to the rest of the world





Valeriy Odintsov,
Information Systems Director, UMC

Founded in 1992, UMC is not only Ukraine's largest mobile communications operator but also one of the country's most recognized brands. The company's first cellular - NMT standard - network was launched in July 1993 and is still the country's largest, covering 250 cities and over 7,500 kms of highway. Now UMC's GSM900 network allows subscribers to access more than 50 countries through agreements with more than 100 roaming partners.

UMC is a Ukrainian, Dutch, German and Danish joint venture comprising Ukrtelekom (51%) and foreign investors KPN, Deutsche Telekom and Tele-Danmark (each holding 16.33%). All are telephony market leaders in their home territories and dedicated to success here in Ukraine.

THE CHALLENGE

UMC is rapidly expanding and needed an improved HW platform capable of dealing with its current and potential growth, as well as a new version of the BSCS Billing System.

THE SOLUTION

S&T Ukraine, working with Compaq (Ukraine) and Compaq Custom Systems & Solution Group (Annecy, France) was able to supply two separate systems to satisfy the customer's need: a total billing platform including test and development service and a second storage system and enterprise backup solution, providing the company with a total storage capacity of 1.3TB.

The equipment gives UMC the benefit of a uniform HW solution with highly reliable and scalable properties. It will allow the company to expand to more than 10 times its present size without having to make major investments in upgrading. Both systems are easy reconfigurable should requirements change.

Compaq and S&T Ukraine's joint proposal was successful in winning the closed tender bid for the HW platform and billing system because it proved to be the most attractive in terms of price, scalability, reliability and maintenance - therefore emerging as the most complete package, and at a competitive price.

The contract, valued at some USD 2 million, also cements relationships between S&T Ukraine and UMC, the number one mobile communications operator in the country.

Czech Republic: Upgrading Medical Facilities

Cutting edge technology for Central Military Hospital

The Central Military Hospital in Prague is an institution with more than two hundred years of tradition in military health service. When one of their major medical departments specializing in cardiology and complex treatment for heart disease patients was moved to a different location, there was a need for state of the art equipment.



THE CHALLENGE

The hospital required modern cardiology equipment able to give them the flexibility they needed to provide the best possible care for their patients. They needed a modular Viridia Information System and bedside monitors that would allow them to closely monitor the vital functions of up to nine patients, as well as telemetry devices to monitor ambulatory patients.

Also needed for effective cardiological diagnostics were a fully digital ultrasound system, two electrocardiographs and four portable defibrillators.

THE SOLUTION

The solution provided by S&T Plus involved the supply of excellent quality, Agilent equipment, which met all the required technical parameters and complexity required by the customer, as well as being within the right price range.

Hospital personnel have expressed great satisfaction with the coronary unit's complex hemodynamic monitoring system, which gives them the flexibility to fully monitor all patients in all departments.

This solution allowed for existing monitors to be integrated into the system by connecting them to the central monitor, thus avoiding having to transport patients after invasive surgery because they can be monitored using standard beds. Hospital staff can also monitor patients rehabilitating after heart attacks and while transporting unstable patients. Levels of efficiency were also increased by use of ultrasound systems SONOS 5500 Advance and ImagePoint Hx in echocardiology applications.

S&T Plus employees proved their outstanding professional skills and flexibility during the project by actively responding to the client's special requests and making every effort to meet them. Quick solutions to any problems that arose after the equipment was installed, and the high level of personnel training also underlined S&T's reputation in providing first rate after sales service.



Slovakia:
Better Corporate Information Flow
"High Availability Solution" for Slovnaft

Slovnaft, a.s. Bratislava is a refining-petrochemical corporation with a processing capacity of more than 5 million tons of crude oil and other feedstocks per year and upwards of 4,000 employees. It is one of Central Europe's major refineries. In 1992, this formerly state-run enterprise was transformed into a joint stock company. The MOL Hungarian Oil and Gas Public Limited Company, the strategic investor in Slovnaft, is the majority shareholder with 36.22 % of shares. The joint stock company of managers and employees - Slovintegra - owns 28.67 % of shares.



Ing. Karol Morár,
Head of IT Department, Slovnaft

After privatization, Slovnaft launched its own business activities, built its own network of service stations and added to its resources by buying a controlling interest in the former State-run company Benzinol, thus securing the sound basis for long-term prosperity in the free market environment.

THE CHALLENGE

Slovnaft knows the value of having an effective and reliable corporate information system. Any downtime, even for a few hours, can mean significant financial losses. Although Slovnaft has been creating and improving its information system for some years now, natural development called for implementation of the "High Availability Solution" project to act as the core of the company's Data Center.

S&T Slovakia has already been supporting Slovnaft for a number of years by supplying solutions and technologies for the company's information system.

THE SOLUTION

The project implementation of a "High Availability Solution" commenced in the first quarter of 1999, when S&T Slovakia, together with its traditional partners Hewlett-Packard and EMC, provided an integrated solution for new equipment and effective IT management. HP-UX servers were delivered in the first project phase and during the second phase in 2000, EMC "Enterprise Storage" and MC/Service Guard software from Hewlett-Packard were commissioned. Further expansion to the information systems is planned in 2001 to satisfy the company's growing requirements.

The result was an overall reduction of costs and increased efficiency. Based on experience, competencies and reliability in the field of service support, S&T Slovakia was directly contacted to act as partner for Slovnaft's Data Center infrastructure solution.



Romania:
Expanding Telephone Penetration
RomTelecom expands range of telephony services

RomTelecom, since privatization in 1999, has become a modern telecommunications group with a fixed line system serving more than 4 million users. The company has already launched mobile telephony and has announced new services - Internet, data transmission, Intelligent Network services, Voice Mail, etc - that will significantly expand its existing business.

Faced with strong competition from mobile phone providers, RomTelecom is making a major effort to expand nationwide telephone penetration, now at 17% and expected to increase to 25% by the year 2005.

THE CHALLENGE

With ambitious plans for expansion and improved service, RomTelecom needed a Data Center concept with sufficient computing power to run all the company's strategic applications. These included customer care, billing and enterprise resource planning and state of the art enterprise storage components.

The solution had to include disaster tolerant architecture with online remote backup of strategic data and applications, as well as ensuring data integrity based on an advanced, high-end backup system.



THE SOLUTION

S&T's established relationship with RomTelecom made them a natural bidding partner and they went on to win the tender with a complex offer based on state of the art hardware and software supplied by HP, EMC, CNT and Cisco, emerging ahead of tough competition from well-known international players.

The contract was signed in March 2000 and S&T was responsible for technical planning and design, installation and implementation, employee training, operational support and maintenance services. The high-performance, high-availability, scalable data center ensures RomTelecom reliable, 24-hour, 7-day a week operations.

The Disaster Recovery architecture, based on an EMC solution, ensures business continuity and protects company information.

Bulgaria: Better Communications

National operator BTC modernizes telecommunications



Bulgarian Telecommunications Company (BTC) has exclusive rights for establishing, operating and maintaining the country's public telecommunications networks and provides both international and domestic services.

BTC presently services about 3 million users and is in the process of improving and consolidating its infrastructure to achieve easier maintenance, better performance of applications and to expand and improve customer services.

THE CHALLENGE

BTC needed a complex, full-featured enterprise storage system that could provide database consistency, fast transfer of information, application testing, backup/restore and data refreshes.

THE SOLUTION

The EMC Enterprise Storage Products (ESP) supplied by S&T Bulgaria was a unique hardware and software solution providing a high-performance, high-availability, scalable storage system that allows BTC to connect various information systems and also facilitates the creation of data warehouse systems.

The solution provides sufficient disk space for strategic applications such as management information, financial management, billing systems and an integrated system for exploitation of the telephone network.

S&T Bulgaria carried out technical planning and design, installation, implementation and equipment testing. They have also been involved in customer training, and support and maintenance services. The work was completed at the end of 2000.

S&T Bulgaria won the bid against international players such as IBM, HP, and their local partners. The company was chosen for the quality and functionality of its solution, its strong local technical expertise and it's proven maintenance and service capabilities.

Slovenia:
Brave New World of e-Commerce
Mercator - a 'real world' venture goes virtual

Mercator, one of Slovenia's leading 'real world' merchants, has become a market leader in using Internet technology to successfully operate their e-Shopping venture. First launched in 1999, Mercator's e-Shop was a direct result of yearlong co-operation with Hermes Plus, a 100% subsidiary of S&T, and its successful product SiShop.

THE CHALLENGE

To supply an operational e-Shop concept that would serve the needs of the company as it strives to provide effective online shopping as a compliment to its real world commercial activities.

THE SOLUTION

The Hermes Plus product SiShop enables Mercator to be in constant contact with its customers. The application provides essential tools for managing customer data and optimizing the business process. The system enables Mercator to deliver orders in about two hours. With the usage of Secure Socket Layer protocol, the network traffic is encrypted throughout the transaction, thus providing optimal security.



Marjan Sedej,
Member of the Board, Mercator

The venture has quickly recouped its investment and by the end of 2000, customers had increased by 150%. Similar customer growth levels are expected this year, as well as a significant increase in the value of goods purchased. Shoppers were last year offered some 4000 different articles, the most popular being beverages, dairy products, coffee and cleaning products. The venture is attracting young, upwardly mobile shoppers of both sexes who spend an average of SIT 11,000 (EUR 50.88).

The SiShop solution simplifies the business processes while allowing the merchant's staff to focus on selling goods. The program package automates time-consuming tasks, freeing up staff to be in direct contact with customers and to be able to advise them on purchases.

The project is the result of excellent teamwork between the commercial expertise of Mercator's staff and the specialists at Hermes Plus who, utilizing their SiShop application, were able to find appropriate solutions to e-Marketing and e-Business problems.

Mercator, a successful real world player, is now set for similar dominance in Slovenia's virtual marketplace.

Croatia: Failsafe Banking Data Protection

Business Continuance Solution for Privredna banka Zagreb

Privredna banka Zagreb d.d. is one of Croatia's largest banks and employs some 3,000 people. Since the appointment of the new Management Board in February 1998, the bank has been transformed into a dynamic financial institution and is achieving very significant business results. Active participation on Croatian and foreign financial markets has also made the bank a market leader and the esteemed financial magazine Central European, has named Privredna banka Zagreb as Croatia's "Bank of the Decade".



Zoran Šimunić, Ph.D.
IT Executive Director, Privredna banka Zagreb



Privatization was completed in December 1999 and Banca Commerciale Italiana (BCI), part of the Italian Gruppo Intesa - one of Europe's top ten banking groups - now owns 66.3 percent of the shares in Privredna banka Zagreb d.d. The State Agency for Deposit Insurance and Bank Rehabilitation retains 25.0 percent plus 2 shares.

THE CHALLENGE

With the demands of dynamic modern banking and new products, the bank required a high quality, reliable information system and backup facilities for their central computer system - above all a failsafe, reliable link between the central system and the backup center.

Like other major financial institutions, Privredna banka Zagreb uses a heterogeneous environment (IBM Mainframe, UNIX, NT, ...) so they also needed a solution that would fit into this environment.

THE SOLUTION

In cooperation with EMC, Hermes Plus, a 100% subsidiary of S&T, came up with a complex, market-proven Symmetrix intelligent system that satisfied all of the bank's demands. As the system discs function with any hardware platform, large savings are possible in maintenance and human resources costs. The backup system ensures normal business continues in the event of a failure at the main computer centre.

The investment leads to greater productivity and quality 24-hours, 365-days a year banking services. It also encourages the creation of new products and sets the bank up for an excellent international rating.

The successful project has paved the way to a long-term business partnership between Hermes Plus and Privredna banka Zagreb based on the bank's declared satisfaction with the company's quality of work, speed, reliability and professional skills of its engineers.

Macedonia:
Information Technology for Education
Open Society Institute Improves school libraries



Spomenka Lazarevska,
Project Manager,
Open Society Institute

School libraries go far beyond their function as a part of the education process. They encourage creativity, satisfy the curious and open up a world far beyond that of the library itself. And because in today's Global Village, learning tools like audio-visual aids, computers and the Internet are just as important as books, modern Information Technology also plays a vital role in those libraries.

The Open Society Institute of Macedonia is a foundation established in 1992 to promote the development of an open society in Macedonia. The foundation has 30 employees and carries out a variety of programs in the areas of education, social-, legal- and health-care reform. During 2000, the Open Society Institute supported many different projects in Macedonia and had a total expenditure of USD $7.9 million.

One of those projects involved the modernization of school libraries and considering the low standard of the libraries in the country's primary schools prior to the project, this involved much work and significant financial investment.



Ten primary schools from Skopje, Stip and Bilota were involved in the pilot project and each school nominated a five-member team to be involved in the project's implementation. One of the most important aspects was the comprehensive planning for an IT solution that would be the very heart of the school library network.

THE CHALLENGE

The project's aim was to modernize the operation of school libraries through the supply of appropriate technical equipment, but also to supply up-to-date library material and resources, and provide training for school librarians and teachers. It was a major overhaul from the ground up designed to transform the libraries into places that encouraged learning and creativity.

THE SOLUTION

Hermes Plus, a 100% subsidiary of S&T, was selected as provider of the HP hardware platform for the Open Society Institute's project, not only because of the high-quality equipment they offered, but because it was also the best price/performance ratio. The reputation of Hermes Plus as a traditionally reliable partner also helped to secure the contract.

Moldova:
Competitive Steel Production
Moldova Steel Works maintains the competitive edge

Moldova Steel Works, Moldova's largest single enterprise, was founded in 1985 and uses modern steel making and rolling technologies to manufacture international-standard products. The plant has gained recognition on world markets and has wide experience in cooperating with end users in many different countries.



left:
Serghei Ie. Terletski,
Deputy Head of the information technologies department, Moldova Steel Works
right :
Ivan I. Novitski,
Head of Information Technology Department, Moldova Steel Works

The steel works has the highest capacity of factories in the CIS and has successfully increased its production volume in recent years.

In 1997 Moldova Steel Works chose Oracle for raw materials and products stocktaking and commenced using module Oracle applications, the beginning of their cooperation with S&T Mold SRL. When the plant was considering a new system in 2000, further cooperation with S&T was an attractive alternative.



THE CHALLENGE

The plant's previous system was functioning slowly and did not have enough resources to run the Oracle applications. A system was needed that would facilitate production automation and create enough storage capacity for three years of development.

THE SOLUTION

S&T's proposal was a solution based on HP9000 L-Class and HP Fiber Optic Storage. This state of the art technology was the first step towards establishing a storage area network at the plant over a period of 2 years.

The solution allows different production cycles to be served by different programs, databases and even different operational systems, but what is really unique is the system's overall management capability, designed to control all processes. Taking into consideration the customer's requirements, S&T worked together with Hewlett-Packard representative offices in Romania and in the Czech Republic to come up with the right solution. The contract was signed in October and by December the new equipment was already installed. The upper level of the system is engaged in solving complex problems - including production planning, monitoring of customers' orders, technical and economic planning and control, logistics, finance, payroll and human resources.

Moldova Steel Works is committed to keeping up with world market demands and in doing so, must improve its production schedules and range of products accordingly.

Slovenia:
Analytical system for major dealer
Intranet facilities for technical goods supplier Merkur


MERKUR



Janez Zaletel,
Director of Management Information Systems & Organization, Merkur

Merkur d.d. is Slovenia's largest technical goods dealer and enjoys more than 30% of the market share. Through acquisitions of smaller companies, it has now emerged as the top supplier of ferrous metal products, technical industrial products, do-it-yourself products, construction products and consumer goods.

THE CHALLENGE

As a rapidly growing commercial concern, Merkur needed to be able to deliver timely information to company employees in the areas of wholesale and retail sales. The task was aimed at increasing efficiency and the flow of information, and to speed up the decision-making processes.

The "KAS" (Commercial Analytical System) project was inaugurated in January 2000 and Hermes Plus, a 100% subsidiary of S&T, successfully tendered for the project after Merkur chose Microstrategy tools (the industry's leading ROLAP vendor) over other competitive products. Hermes Plus also had a leading edge in the bidding because of it's reputation as Slovenia's leading IT supplier, its track record in planning and implementing integrated systems, and the expert technical and business skills of its highly-qualified team.

THE SOLUTION

The system uses a Compaq Open VMS server. Oracle RDBMS hosts the data warehouse database, Microstrategy client/server analytical tool with extensible ROLAP functionality, and Microstrategy web application as the end-user tool.

Through the simple, yet powerful interface of the web browsers, users of the system now have easy access to information and they are able to perform a range of different sales analyses utilizing a number of predefined reports. Advanced users can also use an analytical tool for further investigations and ad hoc reports.

Merkur is also planning to extend analytical capabilities to other business areas in the company during the next two years. This will encompass the areas of purchasing and stocktaking.

MD&A and Additional Information

The following tables of selected consolidated financial data concerning the Company and the Group should be read in conjunction with the Consolidated Financial Statements and related notes. The selected statements of operations data for each of the years in the three year period ended December 31, 2000 and the balance sheet data at December 31, 2000, 1999 and 1998 have been extracted from the annual consolidated financial statements of the Company, which have been prepared in accordance with International Accounting Standards (IAS).

The companies of the Group maintain their books and records in the currency of, and in compliance with, statutory regulations of the countries in which they are incorporated and registered. For consolidation purposes adjustments were made to the local financial statements to comply with IAS.

S&T's business is significantly USD denominated. Until December 31, 1999, for Group reporting purpose, almost all subsidiaries maintained accounting records in USD, which is in compliance with IAS to avoid a misleading impact from development of foreign exchange rates against local currency primarily caused by inflation. With fiscal year 2000 USD accounting is only applied for Russia, Ukraine, Moldova, Romania, Bulgaria and Yugoslavia to cope with inflation and to reflect the functional currency in these economies. All other countries are reporting in their local currency to reflect the actual business practices.

Foreign currency transactions of all Group companies are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies using year-end exchange rates are recorded in the income statements of the Group ("Finance costs").

The main foreign currency exposure relates to S&T's operations in USD and in the local currencies of Czech Republic, Poland, Hungary, Russia, Slovenia, Slovakia, Ukraine, Romania, Croatia, Bulgaria, Yugoslavia, Moldova, Macedonia and Bosnia-Herzegovina.

The Company publishes its consolidated financial statements in EUR. Income statements of foreign entities are converted into EUR at average exchange rates and the balance sheets are translated at the year-end exchange rates as of December 31. Exchange differences arising from the retranslation of the net investments in foreign subsidiaries are recorded as "Accumulated Translation Adjustments" in shareholders' equity. For the year 1998 the fixed conversion rate of 1 EUR = 13.7603 ATS was used.

Acquisitions and increased scope of consolidation: Effective from July 1999, S&T acquired the Hermes Group, a leading systems integrator and computer equipment distributor on the Slovenian, Croatian and Macedonian markets. As a result, the S&T Group's consolidated and audited financial statements include the results of the Hermes Plus Group only for the periods beginning July 1st, 1999.

With the beginning of 2000, the acquisition of ICOS, an e-Business solutions company is consolidated in Slovenia and the first time consolidation of S&T Moldova, providing S&T's core offering on Moldovan market are to be noted with effect of 1. 1. 2000. "High Performance Systems Holding GmbH", a dormant company acquired 2000, was reactivated to serve also via its subsidiary "HPS International o.o.o." the Russian market. These results are consolidated for the first time with fiscal year 2000. In 2000, "Soft-Tronik", a major system integrator in Ukraine was acquired and contributes, as of April 1, 2000, to the Group results. Starting July 1, 2000, the results of the acquired "Largo Systems", an IT company focused on network business in Poland, are consolidated into the Group result.

Due to these significant acquisitions and first time consolidations, almost all positions within the Consolidated Financial Statements grew materially and impact the year to year comparison (see also the related notes in the Consolidated Financial Statements).

CONSOLIDATED INCOME STATEMENT (IAS)
For the periods ended December 31,

	2000[1] EUR '000	1999[2] EUR '000	1998 EUR '000
Sales	113,527	55,472	28,980
Other operating income	2,941	1,259	407
Total revenues	116,468	56,731	29,387
Merchandise, spare parts and purchased services	(86,672)	(42,552)	(20,819)
Staff costs	(13,768)	(6,973)	(3,632)
Other operating expenses	(9,841)	(7,492)	(4,825)
Total operating expenses before DA	(110,281)	(57,017)	(29,276)
EBITDA	6,187	(286)	111
Depreciation and amortization	(1,855)	(1,157)	(815)
Amortization of goodwill	(1,018)	(193)	(9)
Profit from operations / EBIT	3,314	(1,636)	(713)
Finance costs	(1,977)	(63)	37
Result before tax	1,337	(1,699)	(676)
Income tax expenses	(902)	290	623
Result after tax	435	(1,409)	(53)
Minority interests	32	–	–
Net result for the period	467	(1,409)	(53)
Number of shares[4]	3,307,500[5]	3,150,000	2,660,000[3]
Profit per share[6]	0.14	(0.45)	(0.02)

[1] Includes consolidated results of S&T Group and results of ICOS, HPS and Moldova for the full year 2000, Soft-Tronik, from April to December 2000, and Largo, from July to December 2000.

[2] Includes results of the Hermes Plus Group acquired in 1999 from July to December 1999.

[3] Average number of shares 1998: After conversion of non-voting shares into voting shares, prior to the merger of S&T Holding GmbH into the Company on June 24.

[4] Adjusted for stock split 1:7, effective June 2, 2000.

[5] Average number of shares 2000: after capital increase in kind, effective July 1: 157,500 new issued shares.

[6] Based on average number of shares (1998, 2000).

CONSOLIDATED BALANCE SHEET

As of December 31,

	2000[1] EUR '000	1999[2] EUR '000	1998 EUR '000
Non-current assets	24,207	18,001	2,890
Deferred tax assets	1,509	2,408	979
Current assets	49,550	28,558	30,985
Total assets	75,266	48,967	34,854
Capital and reserves	27,345	23,071	26,217
Minority interests in subsidiaries	–	55	–
Non-current liabilities	13,208	2,380	41
Deferred tax liabilities	870	1,085	156
Current liabilities	33,843	22,376	8,440
Total equity and liabilities	75,266	48,967	34,854

[1] includes consolidated assets and liabilities of ICOS, HPS and Moldova, Soft-Tronik and Largo acquired/first time consolidated in 2000.

[2] includes consolidated assets and liabilities of the Hermes Plus Group acquired in 1999.

CONSOLIDATED CASH FLOW STATEMENT

For the periods ended December 31,

	2000[1] EUR '000	1999[2] EUR '000	1998 EUR '000
Cash flows from operating activities			
Net income before interest and taxation	3,314	(1,636)	(713)
Adjusted for items not affecting cash	4,724	(75)	257
Changes in assets and liabilities (working capital)	(3,170)	(1,631)	(3,796)
Interest received (paid)	(895)	(133)	236
Income taxes paid	(404)	(210)	(540)
Net cash from operating activities	255	(2,049)	(3,843)
Cash flows from investing activities	(2,012)	(17,035)	(443)
Cash flows from financing activities			
Proceeds from issuance of share capital	–	–	22,115
Dividends paid	–	–	(650)
Treasury Shares	1,130	(1,862)	–
(Increase) in short-term borrowings to affiliated companies and related parties	–	–	1,314
Increase in long-term loans and borrowings	3,479	–	–
Increase (decrease) in other short-term borrowings	(791)	3,198	1,265
Net cash used in financing activities	3,818	1,336	24,044
Net increase/(decrease) in cash and cash equivalents	2,061	(17,748)	19,758
Cash and cash equivalents at the beginning of the year	3,088	20,627	1,099
Effect of exchange rate changes	332	209	(230)
Cash and cash equivalents at the end of the year	5,481	3,088	20,627

[1] includes consolidated cash flow statement of S&T Group and consolidated cash flow statement of ICOS, HPS and Moldova from 1. 1. 2000, Soft-Tronik, from April to December 2000, and Largo, from July to December 2000.

[2] includes consolidated cash flow statement of S&T Group and consolidated cash flow statement of Hermes Plus Group from July to December 1999.

Revenue. The following table shows a breakdown of revenue by business segment for each of the periods indicated:

	2000 EUR '000	%	1999 EUR '000	%	1998 EUR '000	%
Information Technology Solutions	61,498	54	26,160	47	17,284	59
Customer Support Organization	12,076	11	8,546	16	4,333	15
Medical Diagnosis and Monitoring Systems	9,066	8	4,672	8	4,238	15
Information Technology Distribution	23,434	20	10,056	18	–	
Electronic Test and Measurement Systems and Chemical Analysis Systems	7,453	7	6,038	11	3,125	11
Total sales	113,527	100	55,472	100	28,980	100

Information Technology Solutions (ITS) revenues increased from EUR 17.3 million in 1998 to EUR 26.2 million in 1999 (+51.4%). In 2000 the revenue grew by 135% to EUR 61.5 million which represents 54% of total S&T sales. This significant growth determines the core business activity of S&T. Typical projects are described in detail on page 18ff "success reports".

Customer Support Organization (CSO) revenues rose from EUR 4.33 million in 1998 to EUR 8.55 million in 1999 (+97.2%). In year 2000 CSO revenues of EUR 12.08 million were recognized which represents a growth of 41%. Compared to ITS revenues a certain time lag is normal, especially due to the fact that S&T's growth in 2000 relates to new markets (Poland, Czech Republic, Hungary), the significant increase in the Ukraine due to acquisition and Greenfield operations. CSO revenues are expected to grow with increased installed based which is reflected by accumulated actual ITS revenues.

Medical Diagnosis and Monitoring Systems (MED) revenues increased from EUR 4.24 million in 1998 to EUR 4.67 million in 1999 (+10.2%). For 2000 revenues of EUR 9.01 million were achieved which represents a growth of 94% which is in line with the total growth of the Group. A typical project is described on page 22.

Information Technology Distribution (ITD) revenues were EUR 10.1 million in 1999. For 2000 revenues of EUR 23.43 million are recognized which represents a growth of 133%. This distribution business (for detailed description see page 14 "description of the business") is limited to Slovenia, Croatia and Macedonia.

The Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA) which was in the beginning of S&T's operation a significant add on to S&T's offering, turned out to be less important due to S&T's strategy to focus on core competencies. These two minor business units were spun off by end of 2000. The related proceeds are considered to cover the costs of the spin off. TMO revenues per 1998 were EUR 3.13 million, 1999 TMO and CA revenues were EUR 6.04 million, which reflects a growth of 93%. In fiscal year 2000 these two business units contributed EUR 7.45 million in revenues, which reflects a growth of 23%. Despite absolute growth, the relative importance of these business units decreased from 11% in 1998 and 1999 to 7% in 2000.

The following table shows a breakdown of revenue by country for each of the periods indicated:

	2000 EUR '000	%	1999 EUR '000	%	1998 EUR '000	%
Slovenia	32,862	29	14,005	25		
Ukraine	16,411	14	5,372	10	3,878	14
Croatia	13,623	12	5,495	10		
Slovakia	11,252	10	9,856	18	13,234	46
Romania	10,824	10	6,765	12	6,117	21
Bulgaria	6,179	5	7,909	14	3,994	14
Other *)	22,376	20	6,070	11	1,757	6
Sales	113,527	100	55,472	100	28,980	100

*) 1998: mainly YU and MD; in 1999 mainly MD, MK, CZ, HU and YU; in 2000 mainly HU, PL, CZ, MD, RU, MK

The substantial growth in total revenues in 1999 is due to the acquisition of the Hermes Plus Group, which contributed EUR 24 million to the total revenues, as well as a result of increased sales in Bulgaria, Romania and Ukraine. Also the new subsidiary in the Czech Republic contributed to the revenue growth. Revenue in Slovakia decreased compared to 1998 mainly due to the prolonged depressed economic climate after 1998. The growth of S&T's sales 1998/1999 excluding the impacts from the acquisition of Hermes Plus was about 10%. For 2000 the full year consolidation of Hermes Plus 1999, the acquisitions in Ukraine and Poland as well as ICOS in Slovenia impacted the country contributions. Excluding the acquisitions carried out in 2000 and adjusting 1999 to full year consolidation of the acquired Hermes Group, the organic growth 2000 vs. 1999 was 32%.

Due to war in Yugoslavia 1999 and the related US and EU sanctions, the sales in 1999 and 2000 were insignificant. With the lifting of the Embargo and the sanctions in 2001, sales are expected to recover.

Merchandise, Spare Parts and Purchased Services. Costs of merchandise, spare parts and purchased services, which were EUR 20.8 million in 1998, EUR 42.6 million in 1999 (+104.4 %) and EUR 86.7 million in 2000 (+104%), mainly comprise costs of hardware components for the delivery and installation of S&T products. Costs of merchandise, spare parts and purchased services as a percentage of sales amounted to 71.8% in 1998, 76.7% in 1999 and 76.3% in 2000. These changes in margin were caused by the unfavorable structure of the ITS business in 1999 and the technical impact of the traditionally low margin ITD business which was added in 1999 (with lower related operating expenses). In 2000, the portion of value added projects picked up again.

Staff Costs. Staff costs were EUR 3.63 million in 1998, EUR 6.97 million in 1999 and EUR 13.77 million in 2000. In 1999, the number of employees increased by 97% due to the acquisition of Hermes Plus and the set-up of greenfield operations in Czech Republic and Hungary. In 2000 the increase in heads was 27%, especially due to acquisition of ICOS, Soft-Tronik, Largo as well as the greenfield operations in Russia and growth in the existing entities.

The total number of employees increased from 239 on December 31, 1998 to 472 on December 31, 1999 and to 599 on December 31, 2000.

Furthermore, the salaries were increased slightly due to the market situation.

The following table shows the number of staff of the Company at year-end 1998, 1999 and 2000:

Per December 31	AT	CZ	PL	HU	RU	SI	SK	UA	RO	HR	BG	YU	MD	MK	BA	Total
1998	8	–	–	–	–	–	81	42	47	–	37	15	9	–	–	239
1999	14	20	–	15	–	138	78	40	49	35	41	10	14	11	7	472
2000	14,5	24	24,5	29	22	177	71	75	38	37	36	8	16	14	13	599

Executive Remuneration. For the year ended December 31, 2000 the aggregate amount of compensation to the Management Board of the Company paid or accrued, for services in all capacities was EUR 0.67 million. In 2000 the board consisted of 3 members. Christine Cerny retired per June 30, 2000. Slavko Despotovic, Chief Operating Officer, was appointed as a Member of the Board of Management, effective July 1, 2000. He resigned in February 2001. The table below shows the aggregate compensation of the Management Board of the Company for the year ended December 31, 2000.

	Fixed Salary and Benefits	Bonuses	Long-term Compensation
EUR '000	498	169	–

As of December 31, 2000 the Company has provided for an aggregate amount of EUR 2 thousand for leaving indemnities for the Members of the Management Board of the Company as required by Austrian law.

The members of the Supervisory Board of the Company have in the aggregate received EUR 20 thousand remuneration for the year ended December 31, 2000. The members of the Supervisory Board of the Company did not receive any other remuneration or benefits in kind from the Company or its subsidiaries.

Depreciation and amortization costs. The Depreciation and amortization of intangible assets increased from EUR 0.8 million in 1998 to EUR 1.16 million in 1999 and to EUR 1.86 million in 2000 mainly due the increase in infrastructure related fixed assets necessary for the expansion of S&T's business.

Amortization for goodwill was EUR 9 thousand in 1998, EUR 0.19 million in 1999 which increased significantly by 427% to EUR 1.02 million in 2000 due to the acquisitions carried out 1999 (Hermes Plus) and 2000 (ICOS, Largo, Soft-Tronik).

Other Operating Expenses. Other operating expenses were EUR 4.83 million in 1998, EUR 7.49 million in 1999 (+55.3%) and EUR 9.84 million in 2000 (+31%). Other operating expenses comprise mainly travel and rental expenses, communication and infrastructure costs, and other general administration costs as shown in the table below:

	2000 EUR '000	%	1999 EUR '000	%	1998 EUR '000	%
Legal, consultancy and audit fees	1,218	12.4	1,124	15.0	838	17.4
Rental expenses	1,384	14.1	914	12.2	701	14.5
Travel expenses	1,360	13.8	916	12.2	678	14.0
Marketing and advertising expenses	808	8.2	496	6.6	540	11.2
Communication and infrastructure costs	814	8.3	538	7.2	352	7.3
Vehicle expenses	569	5.8	357	4.8	255	5.3
Taxes and levies	166	1.7	150	2.0	101	2.1
Write-down of investment in affiliated companies	–	–	94	1.3	–	–
Miscellaneous operating expenses	3,522	35.7	2,903	38.7	1,360	28.2
Total	9,841	100.0	7,492	100.0	4,825	100.0

The significant increase in 1999 and 2000 was caused by the enlarged infrastructure due to the acquisition of the Hermes Plus Group in 1999, the acquisitions of ICOS, Soft-tronik and Largo in 2000 and the expanded operations. The crisis in Yugoslavia, the sanctions and the related impact on S&T's sales as well as the restrictions in transfer of foreign currency, caused write downs of receivables in 1999. The interest in S&T Mold srl., a subsidiary not consolidated in 1999, has been written down due to ongoing constraints in the Moldovan economy in this year. With fiscal year 2000 the economy improved, the business increased so this subsidiary was consolidated. The reversal of this write down is shown in the "Other operating income" 2000. Integration of the acquisitions and focus on cost saving resulted in significantly smaller growth rate of the operating expenses compared to the enlarged business.

Result from Operations. The result from operations decreased from EUR (0.71) million in 1998 to EUR (1.64) million in 1999 and turned positive in 2000 to EUR 3.31 million. The decrease in result from operations 1999 was mainly caused by the unfavorable structure of the ITS business suffering from increased price pressure due to the depressed economic climate in S&T's markets and high costs during integration of the acquisitions and significant one-time expenses related to not executed acquisitions. The improved cost structure in 2000 enabled return to profitability.

Finance Costs. Until 1998 the net interest profit/loss was an insignificant figure. The proceeds from the IPO resulted in an increase of interest income despite decreasing interest rates on the market 1998. In 1999 the main portion of the proceeds of the IPO was invested in the acquisition of Hermes Plus, in 2000 the remaining proceeds were invested in Soft-Tronik and Largo. Increasing interest expenses due to finance of the new subsidiaries and the acquired companies offset more than the interest income, therefore a net interest expense is shown in 2000.

In connection with the acquisition of Hermes Plus, a long-term loan facility was utilized to partly finance this acquisition. This loan is recorded in the 2000 books and causes the significantly increased cash position in the 2000 balance sheet, which is partly pledged as security. This loan and the related cash position are denominated in EUR.

Further, the interest expenses are caused by loans in local currency in Slovakia, Slovenia and the Czech Republic to hedge foreign exchange risk from receivables in local currency.

The volatility of the USD/EUR result in certain foreign exchange gains and losses, depending on the receivable/payable situation and volatility within one to two month period prior and after year end. 1999 a gain, 1998 and 2000 a loss was recognized.

	2000	1999	1998
Interest income	820	510	392
Interest expense	(1,715)	(672)	(155)
Net interest income/(loss)	(895)	(162)	237
Income from other investments (marketable securities)	—	31	51
Write-downs of marketable securities from cost to market value	(18)	(2)	(21)
Net foreign exchange transaction income/(loss)	(1,064)	70	(230)
Total	(1,977)	(63)	37

Income Tax Expenses. Income tax income of EUR 0.62 million in 1998, income tax income of EUR 0.29 million in 1999 and the income tax of EUR 0.9 million in 2000 comprise domestic and foreign income taxes paid versus deferred income taxes calculated in accordance with IAS. Deferred income tax assets on tax loss carry forwards and deductible temporary differences are recognized only to the extent that realization is probable. In 2000, the Group has tax losses of EUR 55 thousand to carry forward against future taxable income which have not been recognized in these financial statements due to uncertainty of their recoverability in certain S&T countries.

Due to the non tax deductible nature of the amortization of goodwill resulting from acquisitions, the tax rate based on the profit before tax (after deducting the amortization charge) shows an artificially high tax rate, which is described in detail in the financial statement and related notes 7 and 22.

Minority Interest in Subsidiaries. As a result of 1999's acquisition of the Hermes Plus Group a 80% shareholding in Probis d.o.o., a leading SAP-focused consulting company in Slovenia was acquired as well. Effective 31.12.2000 the residual 20% stake was acquired as well. In 1999 the contribution from July to December under this item "minority interest" was immaterial.

Liquidity and Capital Resources. In 1998, the negative net cash flow resulted from the negative net profit and the need for a higher level of working capital. The proceeds of the IPO in summer 1998 put the company in position to increase the working capital and invest in demo equipment. In 1999, the proceeds were invested in the acquisition of Hermes Plus and the start up of new subsidiaries in Hungary and the Czech Republic. Financing the huge growth, S&T utilized loans from banks to cover the negative cash flow as shown in the balance sheet and cash flow statement. In 2000, the net cash from operating activities of EUR 255 thousand resulted from profitable operation reduced by the need for working capital related to the growth of the Group.

"Pixelpark CEE Holding AG". In October 1999, S&T founded east-europe.com data AG, a joint stock company with a share capital of EUR 2 million and the objective to focus on e-Business opportunities, which were recognized in the CEE countries. On March 1, 2000 S&T and Pixelpark AG, Berlin, a European provider of integrated e-Business and multi-media services, announced their strategic partnership in the Central and Eastern Europe region's emerging e-Business markets. Under the terms of the agreement, Pixelpark acquired 75% of east-europe.com data AG and renamed it "Pixelpark CEE Holding AG".

In addition, an exclusive service agreement with S&T was concluded to utilize S&T's infrastructure and offices in 14 countries of Central and Eastern Europe as a basis for its expansion into the region. S&T's management expects significant business to emerge from this cooperation in the future.

Due to the slow-down in the e-Business hype and the expected time lag between Pixelpark's offering and revenues resulting from this, no significant revenues are to be reported for fiscal year 2000.

Research and Development. The company does not invest significantly in research and development, however the implementation of a Chief Technology Officer and local centers of expertise make sure that S&T's technical expertise stays up to date.

DESCRIPTION OF PROPERTY

Locations, major operations and properties:

Site	Principal Use, Size
Vienna, Austria	Headquarter offices, 600 m^2
Bratislava, Slovakia	Slovakian main offices, 1400 m^2
Banska Bystrica, Slovakia	Regional sales and service office, 200 m^2
Kosice, Slovakia	Regional sales and service office, 200 m^2
Bucharest, Romania	Romanian main offices, 760 m^2
Cluj, Romania	Regional sales and service office, 120 m^2
Sofia, Bulgaria	Bulgarian main offices, 1050 m^2
Plovdiv, Bulgaria	Regional sales and service office, 100 m^2
Veliko Tarnovo, Bulgaria	Regional sales and service office, 100 m^2
Varna, Bulgaria	Regional sales and service office, 100 m^2
Kiev, Ukraine	Ukrainian main offices, 390 m^2
Budapest, Hungary	Hungarian main office, 380 m^2
Belgrade, Yugoslavia	Yugoslavian main offices, 280 m^2
Chisinau, Moldova	Moldovan main offices, 370 m^2
Ljubljana, Slovenia	Hermes Plus Headquarter, HPC, Probis, 2528 m^2
Prague, Czech Republic	Czech main office, 460 m^2
Zagreb, Croatia	Hermes Plus, HPC Croatian main office, 840 m^2
Split, Croatia	Hermes Plus, HPC, regional sales and service office, 90 m^2
Skopje, Macedonia	Hermes Plus, Macedonian main office, 240 m^2
Moscow, Russia	S&T International , HPS International, 310 m^2
Warsaw, Poland	S&T Polska, 720 m^2
Katowice, Poland	S&T Polska, 170 m^2

The offices in Kiev, Ljubljana and Zagreb are owned by S&T, all the other S&T premises are leased under short-term rental agreements. S&T's management believes that current facilities are adequate to meet the requirements of its present operations. However, the management is permanently searching for reasonably priced office space of adequate quality to prepare for the further expansion of the business.

LEGAL PROCEEDINGS

S&T is currently not subject to and has not during the last three fiscal years been subject to any litigation, governmental proceedings, claims or arbitration that had or would have a material adverse effect on its business, financial condition or results of operations.

INVESTMENT POLICY

S&T has no material investments in shares or funds.

S&T's capital expenditures for expansions and modernization of its sales and administration facilities, mainly in office and communications equipment as well as cars, totaled EUR 1.01 million in 1998, EUR 3.5 million in 1999 and EUR 3.1 million in 2000.

The management of the Company used the proceeds from the IPO mainly to strengthen its position in Central and Eastern Europe by means of internal and external growth. Management continues to consider the participation in or acquisition of compatible companies located in Emerging Economies as a viable way of further expansion.

STOCK OPTION PLAN

In order to foster employee identification, S&T implemented a stock option plan for its employees in October 2000. Within this plan, about 10% of S&T's employees are entitled to receive in total 40,000 options for S&T shares to be exercised over the next three years at a strike price defined at the time of granting. The necessary shares for this stock option program may be issued from authorized capital or taken from treasury stock.

SUBMISSION OF MATTERS TO A VOTE OF FINANCIAL INSTRUMENTS HOLDERS

Not applicable.

INFORMATION CONCERNING THE NATURE AND EXTENT OF THE TRADING MARKET

The shares of the Company were quoted until December 31, 1998 in Austrian Shillings (ATS) and are quoted in EURO since January 1, 1999. The Company's shares are publicly traded and listed on EASDAQ, Brussels since July 16, 1998 and on NEWEX since November 03, 2000.

At the time of the IPO in July 1998, the Company's shares were offered by means of private placement to institutional investors across Europe. Prior to this date the company's shares had not been traded publicly on any exchange market.

With effect of June 2, 2000, a stock split 1:7 was executed. All stock prices are adjusted to the denomination after the split and are quoted in EUR:

	Q1/1999	Q2/1999	Q3/1999	Q4/1999	Q1/2000	Q2/2000	Q3/2000	Q4/2000
High	9.26	12.29	13.00	10.46	23.57	21.07	18.80	15.25
Low	5.07	6.43	10.50	5.93	6.09	16.75	14.15	11.38

Prices are at closing, not intraday. Source EASDAQ

The adjusted number of shares was 3,150,000 until 30.6.2000. Due to capital increase in kind resulting from the acquisition of "Largo" (Poland) the number of shares increased with effect June 30, 2000, to 3,307,500. So the average number of outstanding shares for the business year 2000 was 3,228,750.

INFORMATION ABOUT THE CONTROL OF THE ISSUER

S&T does not belong to a group of undertakings. To the knowledge of S&T there are no natural or legal persons who, directly or indirectly, individually or as part of a group, exercise or could exercise control over the Company. Furthermore, the Company does not know of any arrangements that may, at a subsequent date, result in a change of control of the Company.

Under Austrian law, the Company's shareholders are not required to disclose their shareholdings to the Company. Based on available information, the Company is not aware of a shareholder holding more than 5% of the Company's shares as at December 31, 2000, except for the following: Mr. Thomas Streimelweger (CEO until 31. 12. 99), holds about 22%, Mr. Karl Tantscher (CEO since 1. 1. 2000) holds 9.7%, 4.8% of the shares are held by the previous owner of Largo Systems, Poland. Considering some small share holdings (each below 1%) held by members of S&T's management, the free float is about 60%.

DIVIDENDS PAID

For the fiscal year 1998, 1999 and 2000 no dividends were/will be paid.

EXCHANGE RATES FOR US DOLLAR AND AUSTRIAN SHILLINGS (ATS)

	ATS for 1 U.S. dollar				ATS for 1 ECU/1999, 2000 for 1 EUR			
	Year end	Average	Low	High	Year end	Average	Low	High
1998	11.8	12.38	12.24	13.05	13.85	13.88	13.79	14.00
1999	13.7	12.9	13.74	11.67	fixed rate (since 1.1.1999):		13.7603	
2000	14.8	14.9	13.2	16.7	fixed rate (since 1.1.1999):		13.7603	

Source: Oesterreichische Nationalbank

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

1999 and 2000 no related party transactions were concluded.

S&T SYSTEM INTEGRATION &
TECHNOLOGY DISTRIBUTION AG

CONSOLIDATED FINANCIAL
STATEMENTS FOR THE PERIOD
ENDED DECEMBER 31, 2000

REPORT OF AUDITORS

S&T currently operates four business units: "Information Technology Solutions" (ITS), main activity "System Integration"; "Information Technology Distribution" (ITD), a PC and peripherals distribution business operated in Slovenia, Croatia and Macedonia; "Customer Support Organisation" (CSO), providing high-level pre- and post-sales services; and "Medical Diagnosis Systems" (MED), serving hospitals with high-tech diagnosis and monitoring systems. The business units Chemical Analysis (CA) and Electronic Test and Measurement (TMO) units were sold per end of 2000. Customers of S&T are generally medium sized to large companies and institutions, including telecommunication providers, banks, utilities, railways, manufacturing companies, governmental agencies and healthcare providers.

Subsidiaries included in the consolidation:

	% held by S&T
S&T Slovakia spol. s r.o., Slovakia	100%
S&T Romania srl., Romania	100%
S&T Ukraine ltd., Ukraine	100%
S&T Bulgaria e.o.o.d., Bulgaria	100%
S&T Yugoslavia d.o.o., Yugoslavia	100%
S&T Mold srl., Moldavia*)	99%
S&T Hungary kft., Hungary	100%
S&T Polska Sp.z.o.o., Poland**)	100%
S&T International o.o.o., Russia*)	100%
High Performance Systems*) Holding GmbH, Austria	100%
Subsidiary: HPS International o.o.o., Russia*)	100%
Soft-tronik Kiev ltd., Ukraine**)	100%
Hermes Plus d.d., Slovenia	100%

(Sub-)group companies of Hermes Plus:	% held by Hermes Plus d.d.
HPC d.o.o., Slovenia	100%
Probis d.o.o, Slovenia	100%***)
ICOS d.o.o., Slovenia*)	100%
Hermes Plus d.o.o., Croatia	100%
HPC d.o.o., Croatia	100%
S&T Plus srl., Czech Republic	100%
Hermes Plus d.o.o., Macedonia	100%
HPC Trading Ltd., Cyprus	100%
Hermes Plus d.o.o., Bosnia-Herzegovina*)	100%

*) These companies are first time consolidated in 2000.
**) The consolidation of these companies results from acquisition within fiscal year 2000, see also note 29.
***) Effective December 31, 2000, before 80%, see also note 20.

S&T integrates its customer-specific solutions using technologies and products from leading hardware and software manufacturers such as Agilent, Baltimore, Checkpoint, Cisco Systems, CNT, Compaq, EMC², Entrust Technologies, Hewlett-Packard, IBM, Informix, Kretztechnik, Legato, Microsoft, Network Appliance, Oracle, SAP, Sun Micro Systems, adding value through customisation, customer consulting, user training, and, in certain circumstances the organisation of financing for customer projects. S&T also enhances its customers' self sufficiency by organising and facilitating the transfer of information know-how and expertise within the customer's internal organisation.

The following subsidiaries of the S&T Group have not been consolidated on the grounds of immateriality:

	% held by S&T
Streiko spol. s.r.o, Czech Republic*)	75%
S&T Business Development GmbH, Vienna*)	51%
Subsidiary of S&T Bus.Dev.:*) S&T TechnoServ Leasing Moscow o.o.o.	100%

(Sub-)group companies of Hermes Plus:	% held by Hermes Plus d.d.
Hermes Plus kft., Hungary*)	100%***)
Hermes Plus s.r.o., Slovakia**)	100%
Macek d.o.o., Slovenia*)	100%

*) dormant
**) to be sold
***) 50% via HPC Trading Ltd., Cyprus

S&T International o.o.o., Russia, and HPS International o.o.o., Russia, were founded during 2000 and are consolidated for the first time in the year 2000.

S&T System Integration & Technology Distribution AG is incorporated as a joint stock corporation and domiciled in Austria. The address of its registered office is A-1190 Vienna, Gunoldstrasse 16.

Since July 16, 1998, the Company is listed on the EASDAQ (European Association of Securities Dealers Automated Quotation) and traded as well at NEWEX since November 03, 2000.

Consolidated income statement **(all amounts in EUR '000)**

	notes	Year ended 31 December 2000	1999
Sales	(1)	113,527	55,472
Other operating income	(2)	2,941	1,259
Total revenues		116,468	56,731
Merchandise, spare parts and purchased services		(86,672)	(42,552)
Staff costs	(3)	(13,768)	(6,973)
Other operating expenses	(5)	(9,841)	(7,492)
Total operating expenses		(110,281)	(57,017)
(Loss)/Profit from operations before depreciation and amortisation (EBITDA)		*6,187*	*(286)*
Depreciation and amortisation expense	(4)	(1,855)	(1,157)
(Loss)/Profit from operations after depreciation /amortisation and before amortisation of goodwill (EBITA)		4,332	(1,443)
Amortisation of Goodwill	(4)	(1,018)	(193)
(Loss)/Profit from operations (EBIT)	(1)	3,314	(1,636)
Finance costs	(6)	(1,977)	(63)
(Loss)/Profit before tax		**1,337**	**(1,699)**
Income tax (expense)/income	(7)	(902)	290
(Loss)/Profit after tax		**435**	**(1,409)**
Minority interest	(20)	32	–
Net (loss)/profit for the period		**467**	**(1,409)**
Basic and diluted earnings/(loss) per share in EUR (1999 adjusted for stocksplit)	(8)	0.14	(0.45)

Consolidated statement of total recognised gains and losses **(all amounts in EUR '000)**

	Year ended 31 December 2000	1999
Currency translation differences	226	125
Net (losses)/gains not recognised in income statement	226	125
Net (loss)/profit	467	(1,409)
Total recognised gains and losses	693	(1,284)

The accounting policies on pages 49 to 51 and the notes on pages 52 to 65 form an integral part of these consolidated financial statements.

Consolidated balance sheet
(all amounts in EUR '000)

Assets	notes	Year ended 31 December 2000	1999
Non-current assets			
Property, plant and equipment	(10)	9,279	9,046
Intangible assets	(11)	9,881	4,118
Investments in affiliated companies	(12)	3,359	3,289
Other investments	(13)	35	70
Non-current receivables	(14)	1,653	1,478
Deferred tax assets	(22)	1,509	2,408
		25,716	*20,409*
Current assets			
Inventories	(15)	9,142	8,853
Trade accounts receivable		22,040	13,165
Other receivables and prepayments	(16)	5,775	3,452
Cash and cash equivalents	(17)	12,593	3,088
		49,550	*28,558*
Total assets		**75,266**	**48,967**

Equity and liabilities	notes	Year ended 31 December 2000	1999
Shareholders' equity			
Issued capital	(18)	3,434	3,270
Share premium	(18)	19,219	16,744
Treasury shares	(18)	(1,014)	(1,862)
Accumulated translation adjustments		440	214
Retained earnings and other reserves	(19)	5,266	4,705
		27,345	*23,071*
Minority interest in subsidiaries	(20)	–	55
Non-current liabilities			
Loans and other liabilities	(21)	13,208	2,380
Deferred tax liability	(22)	870	1,085
		14,078	*3,465*
Current liabilities			
Trade accounts payable		14,376	10,532
Current tax liabilities		106	–
Other payables	(23)	9,437	4,055
Short-term borrowings	(24)	5,760	5,836
Provisions and deferred income	(25)	4,164	1,953
		33,843	*22,376*
Total equity and liabilities		**75,266**	**48,967**

The accounting policies on pages 49 to 51 and the notes on pages 52 to 65 form an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders' equity
(all amounts in EUR '000)

Shareholders' equity	Issued capital	Share premium	Treasury shares	Accu-mulated translation adjustment	Retained earnings and other reserves	Total
Year ended 31 December 1999						
Opening amount	3,270	21,886	–	89	972	26,217
Exchange difference on translation	–	–	–	125	–	125
Treasury shares purchased	–	–	(1,862)	–	–	(1,862)
Transfers	–	(5,142)	–	–	5,142	–
Net (loss)/profit for the year	–	–	–	–	(1,409)	(1,409)
Closing amount	**3,270**	**16,744**	**(1,862)**	**214**	**4,705**	**23,071**
Year ended 31 December 2000						
Opening amount	3,270	16,744	(1,862)	214	4,705	23,071
Increase from initial consolidation (note 12)	–	–	–	–	(260)	(260)
Exchange difference on translation	–	–	–	226	–	226
Transactions with treasury shares	–	–	848	–	–	848
Reclassification	–	(354)	–	–	354	–
Capital increase	164	2,829	–	–	–	2,993
Net (loss)/profit for the year	–	–	–	–	467	467
Closing amount	**3,434**	**19,219**	**(1,014)**	**440**	**5,266**	**27,345**

The accounting policies on pages 49 to 51 and the notes on pages 52 to 65 form an integral part of these consolidated financial statements.

Consolidated cash flow statement
(all amounts in EUR '000)

	notes	Year ended 31 December 2000	1999
Operating activities			
(Loss)/Profit from operations		3,314	(1,636)
Adjustments for items not affecting cash:			
Depreciation and amortisation		2,792	1,331
Other (net)		(1,382)	230
		4,724	(75)
Changes in working capital:			
(Increase)/Decrease in trade accounts and other receivables		(9,980)	(2,617)
Decrease/(Increase) in inventory		227	(2,598)
Increase/(Decrease) in current liabilities		6,583	3,584
		(3,170)	(1,631)
Interest received		820	541
Interest paid		(1,715)	(674)
Taxes paid		(404)	(210)
Net cash from operating activities	(27)	255	(2,049)
Investing activities			
Capital expenditure	(27)	(3,126)	(3,098)
Purchase of intangible assets		(192)	(361)
Purchase of investments		(906)	(2,310)
Proceeds from sale of fixed assets		1,408	676
Proceeds from sale of investments		1,770	–
Acquisition of subsidiaries, net of cash	(29)	(1,590)	(10,999)
Long term loans and receivables to other parties		624	(943)
Net cash used in investing activities	(27)	(2,012)	(17,035)
Financing activities			
Treasury Shares		1,130	(1,862)
Increase in long-term loans and borrowings		3,479	–
Increase/(Decrease) in short-term borrowings		(791)	3,198
Net cash used in financing activities		3,818	1,336
Net (decrease)/increase in cash and cash equivalents		2,061	(17,748)
Movement in cash and cash equivalents			
At start of year		3,088	20,627
Increase/(Decrease)		2,061	(17,748)
Effect of exchange rate changes		332	209
At end of year		5,481	3,088

The accounting policies on pages 49 to 51 and the notes on pages 52 to 65 form an integral part of these consolidated financial statements.

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

1 Basis of preparation. Since the introduction of the European Monetary Union, effective from January 1, 1999, the consolidated financial statements are prepared in Thousands of EURO (EUR '000 or TEUR) in accordance with and comply with International Accounting Standards (IAS). The consolidated financial statements are prepared under the historical cost convention.

2 Consolidation. Subsidiary undertakings, which are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal. The accompanying consolidated financial statements include the accounts of all significant S&T affiliates (as listed above). All material intercompany accounts and transactions have been eliminated on consolidation. All intercompany profits in inventories have been eliminated. Separate disclosure is made of minority interests.

3 Foreign Currencies. Income statements of foreign entities are translated into EUR at average exchange rates for the year and the balance sheets are translated at the year end exchange rates ruling on 31 December. Exchange differences arising from the re-translation of the net investment in foreign subsidiaries are taken to "Accumulated Translation Adjustments" in shareholders' equity.

Where foreign subsidiaries undertake their operations primarily in USD (RU, UA, MD, BG, RO, YU, CY), those subsidiaries use the USD as their reporting currency for consolidation purposes. This includes those subsidiaries operating in hyperinflationary economies. All other subsidiaries and the parent company provide their financial statements in their local currency. Before January 01, 2000, all subsidiaries except the head office in Austria and Slovakia based provided their financial statements in USD.

Foreign currency transactions in Group companies are accounted for at the exchange rates prevailing at the date of the transactions: gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement. Such balances are translated at year-end exchange rates.

4 Financial Instruments. Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, trade creditors, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Company and the Group are sometimes also parties to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments, which mainly comprise foreign currency forward contracts, are not recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability is off-set by a corresponding movement in the value of the forward exchange contract. The gains and losses are therefore off-set for financial reporting purposes and are not recognised in the financial statements. The fee incurred in establishing each agreement is amortised over the contract period. There are no such financial instruments carried at balance sheet date.

5 Property, plant and equipment. All property, plant and equipment is initially recorded at historical cost reduced by depreciation using the straight-line method over a period of 10 to 25 years for buildings, and 3 to 8 years for furniture and office equipment.

Repairs and renewals are charged to the income statement when the expenditure is incurred. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Low value items are written off in the year of purchase.

Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

6 Goodwill. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill on such acquisitions is reported in the balance sheet as an intangible asset and is amortised using the straight-line method over its estimated useful life, not exceeding 20 years. The carrying amount of goodwill is reviewed annually and written down for permanent impairment where it is considered necessary.

7 Intangible Assets. The intangible assets other than goodwill are recorded at cost and are amortised using the straight-line method over their useful lives (licenses and similar rights 3 to 6 years)

8 Financial Assets. Investments in affiliated companies not included in the consolidation for materiality purposes are carried at cost and provision is only made where, in the opinion of management, there is a permanent diminution in value (see note 12).

Austrian fixed interest securities acquired in compliance with tax law requirements and intended to be held long-term and other long-term loans receivable are valued at cost. The carrying value of such investments and other receivables is reduced to market value when the decline in value is other than temporary. Previous write-downs are reversed to the extent that the basis for impairment is no longer appropriate.

9 Accounting for leases – where a Group Company is the lessee. Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other non-current liabilities. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leasing contracts is depreciated over the useful life of the asset.

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

10 Accounting for leases –
where a Group Company is the lessor.

Finance leases. When assets are sold under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

Operating leases. Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

11 Inventories. Inventories including demonstration equipment are stated at the lower of cost or net realisable value. Cost comprise all external cost including freight and duties and is determined by the first-in, first-out (FIFO) method or by the average cost method. Net realisable value is the estimated selling price in the ordinary course of business less installation and selling cost.

12 Trade receivables. Trade receivables are carried at anticipated realisable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

13 Cash and cash equivalents. For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, deposits held at call with banks, and investments in money market instruments.

14 Provisions. The Group recognises provisions when it has a present legal or constructive obligation to transfer economic benefits as a result of past events and a reasonable estimate of the obligation can be made.

The Group recognises the estimated liability on all products still under warranty at the balance sheet date. This provision is calculated based on service histories.

15 Employee benefits. The parent Company provide post-employment benefits and other long-term employee benefits under the provisions of the Austrian labour law. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are allocated over the period of employment (note 21).

16 Deferred income taxes. Deferred income tax is provided, using the full provision method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. The principal temporary differences arise from provisions and the valuation of current, non-current assets and tax losses carried forward. Currently enacted tax rates are used to determine deferred income tax. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

17 Revenue recognition. Sales represent the amounts received and receivable for goods sold and services provided after deducting volume discounts and sales taxes, and after eliminating sales within the Group.

Sales revenues are recognised when the significant risks of ownership have been transferred to the buyer and when the amount of revenue can be measured reliably. Service revenue is recorded when the services are performed. Maintenance contract revenue is recognised over the period of the relevant agreement.

1 Segment information

Primary reporting format – business segments

During the year S&T's activities are grouped into six business segments: Information Technology Solutions (ITS), Medical Systems (MED), Electronic Test and Measurement Systems (TMO), Information Technology Distribution (ITD), Chemical Analysis (CA) and the Customer Support Organisation (CSO). In the below presentation other operations of the Group comprise, Chemical Analysis (CA) and Electronic Test and Measurement Systems (TMO), neither of which constitute a separately reportable segment. Both business segments were sold at the end of the current year.

There are no material sales or other transactions between the business segments with the exception of sales of computer equipment from ITD to other business segments in the amount of approx. TEUR 1,223. Unallocated costs represent mainly corporate expenses. Segment assets consist primarily of property, plant and equipment, inventories and receivables, and mainly exclude investments and cash and cash equivalents. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to property, plant and equipment and intangible assets.

Year ended 31 December 2000	Information Technology Solutions	Information Technology Distribution	Medical Systems	Customer Support Organisation	Other	Group
Revenues	61,498	23,434	9,066	12,076	7,453	113,527
Segment result	5,063	653	660	1,848	419	8,643
Unallocated costs						(5,329)
Operating profit (EBIT)						3,314
Finance costs						(1,977)
Profit before tax						1,337
Tax						(902)
Group profit						435
Minority interest						32
Net profit						467
Segment assets	16,247	10,414	2,052	6,506	2,102	37,321
Unallocated assets						37,945
Consolidated total assets						75,266
Segment liabilities	(16,959)	(6,882)	(1,065)	(3,192)	(855)	(28,953)
Unallocated liabilities						(18,968)
Consolidated total liabilities						(47,921)
Capital expenditure	1,154	269	212	365	1,126*)	3,126
Depreciation and Amortisation	554	120	78	556	1,565	2,873

*) includes unallocated items.

Year ended 31 December 1999	Information Technology Solutions	Information Technology Distribution	Medical Systems	Customer Support Organisation	Other	Group
Revenues	26,160	10,056	4,672	8,546	6,038	55,472
Segment result	1,239	278	306	899	538	3,260
Unallocated costs						(4,896)
Operating (loss)/profit (EBIT)						(1,636)
Finance costs						(63)
(Loss)/Profit before tax						(1,699)
Tax						290
Group (loss)/profit						(1,409)
Minority interest						–
Net (loss)/profit						(1,409)
Segment assets	12,166	6,425	2,081	4,248	2,625	27,545
Unallocated assets						21,422
Consolidated total assets						48,967
Segment liabilities	(8,389)	(5,908)	(2,044)	(2,458)	(2,094)	(20,893)
Unallocated liabilities						(4,948)
Consolidated total liabilities						(25,841)
Capital expenditure	1,446	716	264	540	534*)	3,500
Depreciation and Amortisation	286	3	32	135	894	1,350

*) includes unallocated items.

Secondary reporting format – geographical segments

Although the S&T's business segments are managed on Group level, they operate in the following main geographical areas in Central and Eastern Europe:

	2000 Sales	2000 Total assets	2000 Capital expenditure	1999 Sales	1999 Total assets	1999 Capital expenditure
Slovenia	32,862	19,110	878	14,005	14,772	965
Slovakia	11,252	3,483	116	9,856	3,915	232
Bulgaria	6,179	2,498	91	7,909	1,646	98
Romania	10,824	3,104	100	6,765	3,176	161
Ukraine	16,411	3,171	1,182	5,372	1,144	354
Other East European countries	35,999	26,097	421	11,565	12,240	830
Austria	–	17,803	338	–	12,074	860
	113,527	75,266	3,126	55,472	48,967	3,500

With the exception of the above listed countries no other individual country contributed more than 10% of consolidated revenues and assets. Sales revenue is based on the country in which the customer is located. Total assets and capital expenditure are shown by geographical area in which the assets are located.

2 Other operating income	2000	1999
Gain on disposal of office equipment	478	36
Miscellaneous income	2,463	1,223
	2,941	1,259

Miscellaneous income mainly includes income from reimbursement of cost and from release of accrued liabilities and unused provisions (in 2000: TEUR 502, in 1999: TEUR 352).

In 2000 the Company sold its Chemical Analysis (CA) and Electronic Test and Measurement (TMO) businesses. Assets and liabilities related to these businesses have been transferred to the acquirers accordingly. No significant gain arose from these transactions.

3 Staff costs	2000	1999
Salaries	9,976	4,662
Commissions	1,298	942
Social security costs and payroll tax	2,152	1,234
Provision for post-employment benefits (see note 21)	141	58
Other voluntary benefits	201	77
	13,768	6,973

Commissions relate to one-time bonuses and variable part of the salary paid to sales personnel in foreign countries. The number of staff was 599 at year-end 2000 (1999: 472).

4 Depreciation and amortisation	2000	1999
Depreciation on property, plant and equipment	1,612	1,081
Amortisation on intangible assets	162	57
Expenses from low value items written off	81	19
	1,855	1,157
Amortisation of Goodwill	1,018	193
	2,873	1,350

5 Other operating expenses	2000	1999
Rental expenses	1,384	914
Travel expenses	1,360	916
Legal, consultancy and audit fee	1,218	1,124
Communication and infrastructure cost	814	538
Marketing and advertising expenses	808	496
Office costs	732	1,243
Vehicle expense	569	357
Taxes and levies	166	150
Write-down of investment in affiliated companies (S&T Mold srl., see note 12)	–	94
Other operating expenses	2,790	1,660
	9,841	7,492

Other operating cost mainly comprise transportation charges, bank charges and fees, training, warranty expenses and provision for bad debt reserves on trade accounts.

6 Finance costs	2000	1999
Interest income	820	510
Income from other investments (marketable securities, note 13)	–	31
Net foreign exchange transaction gains/(losses)	(1,064)	70
Interest expense	(1,715)	(672)
Write down of other investments (marketable securities, note 13)	(18)	(2)
	(1,977)	(63)

7 Tax	2000	1999
Current tax	518	220
Deferred tax	384	(510)
	902	(290)

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic tax rate of the home country of the Company as follows:

	2000	1999
Profit/(loss) before tax	1,337	(1,699)
Tax calculated at a tax rate of 34% (1999: 34%)	455	(578)
Effect of different tax rates in other countries and other differences not recognised	(210)	(149)
Expenses not deductible for tax purposes	657	437
Tax charge (income)	902	(290)

Further information about deferred tax is presented in note 22.

8 Earnings per share	2000	1999
Net profit attributable to shareholders	467	(1,409)
Average Number of ordinary shares in issue (thousands)	3,229	3,150
Basic earnings per share in EUR	0.14	(0.45)
Diluted earnings per share in EUR	0.14	–

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year. (see note 18). For comparison purposes the column 1999 shows the data adjusted to the 7:1 stock split carried out with effect June 2, 2000. For the diluted earnings per share the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. As the conversion of potential ordinary shares will not decrease net profit per share from continuing ordinary operations, diluted earnings per share equal basic earnings per share.

9 Dividends per share. In 1999 and in 2000 no dividends have been paid out.

10 Property, plant and equipment	Office buildings	Office equipment	Total
Year ended 31 December 1999			
Cost:			
Opening amount	140	3,764	3,904
Acquisition of subsidiary	4,409	1,505	5,914
Additions	1,306	1,833	3,139
Disposals/Transfers	(517)	(356)	(873)
Exchange rate adjustments	(19)	14	(5)
Closing amount	5,319	6,760	12,079
Accumulated depreciation:			
Opening amount	17	2,167	2,184
Depreciation charge	97	984	1,081
Disposals/Transfers	(7)	(233)	(240)
Exchange rate adjustments	2	6	8
Closing amount	109	2,924	3,033
Net book amount	5,210	3,836	9,046
Year ended 31 December 2000			
Cost:			
Opening amount	5,319	6,760	12,079
Acquisition of subsidiaries (note 29)	–	407	407
Initial consolidation of S&T Moldova (note 12)	–	71	71
Additions	1,537	1,548	3,085
Reclassifications	–	205	205
Disposals/Transfers	(583)	(853)	(1,436)
Exchange rate adjustments	(454)	107	(347)
Closing amount	5,819	8,245	14,064
Accumulated depreciation:			
Opening amount	109	2,924	3,033
Acquisition of subsidiaries (note 29)	–	229	229
Depreciation charge	204	1,408	1,612
Disposals/Transfers	(51)	(343)	(394)
Reclassifications	–	205	205
Exchange rate adjustments	(12)	112	100
Closing amount	250	4,535	4,785
Net book amount	5,569	3,710	9,279

Property, plant and equipment is depreciated using the straight line method. The useful lives are 10 to 25 years for office buildings and 3 to 8 years office equipment. Property, plant and equipment in the amount of TEUR 3,507 is pledged as security for long-term loans.

11 Intangible assets	Goodwill	Licences & similar rights	Total
Year ended 31 December 1999			
Cost:			
Opening amount	363	151	514
Acquisition of subsidiary	–	112	112
Additions	3,498	361	3,859
Disposals/Reclassifications	–	(3)	(3)
Exchange rate adjustments	–	(8)	(8)
Closing amount	3,861	613	4,474
Accumulated depreciation:			
Opening amount	9	106	115
Amortisation charge	193	57	250
Disposals/Reclassifications	–	(3)	(3)
Exchange rate adjustments	–	(6)	(6)
Closing amount	202	154	356
Net book amount	3,659	459	4,118
Year ended 31 December 2000			
Cost:			
Opening amount	3,861	613	4,474
Acquisition of subsidiaries (note 29)	–	67	67
Additions	6,719	192	6,911
Disposals/Reclassifications	(33)	(51)	(84)
Exchange rate adjustments	–	(19)	(19)
Closing amount	10,547	802	11,349
Accumulated depreciation:			
Opening amount	202	154	356
Acquisition of subsidiaries (note 29)	–	29	29
Amortisation charge	1,018	162	1,180
Disposals/Reclassifications	(33)	(59)	(92)
Exchange rate adjustments	(4)	(1)	(5)
Closing amount	1,183	285	1,468
Net book amount	9,364	517	9,881

The additions in goodwill in 1999 resulted from the acquisition of Hermes Plus d.d. and its subsidiaries and in 2000 mainly from the acquisition of "Soft-Tronik" and "Largo" (see note 29). Intangible assets are recorded at cost and are amortised using the straight-line method over their useful lives (licenses and similar rights 3-6 years, goodwill 5-20 years).

12 Investments in affiliated companies	2000	1999
Opening net book amount:	3,289	192
Acquisition of subsidiary	–	913
Additions	2,593	2,278
Impairment charge	–	(94)
Reclassification	(857)	–
Disposals	(1,575)	–
Exchange rate adjustments	(91)	–
Closing net book amount	3,359	3,289

Investments in affiliated companies include "INNET Kft.", Hungary (100% interest acquired in December 2000), in Macek d.o.o., Slovenia, in S&T Business Development GmbH, in Hermes Plus Kft., Hungary and in Hermes Plus s.r.o., Slovakia. The investment in Streiko spol.s.r.o, Czech Republic, was written down in previous years.

The investments in Pixelpark CEE Holding AG (former east-europe.com data-AG, 21,5%), in Megamax d.o.o., Slovenia (33,3%) and in Technodata (29,7%) are carried at cost.

The investment in S&T Mold s.r.l. previously not consolidated is included in the 2000 consolidation for the first time.

13 Other Investments	2000	1999
Opening net book amount:	70	44
Acquisition of subsidiary (note 29)	9	–
Addition	–	32
Reclassification	(26)	–
Impairment charge	(18)	–
Exchange rate adjustments	–	(6)
Closing net book amount	35	70

Other investments comprise marketable securities which are valued at lower of cost or market. The market value approximates the fair value.

14 Non-current receivables	2000	1999
Finance leases – gross investments	703	1,054
Unearned finance income	(35)	(62)
	668	992
Long term loans	985	486
	1,653	1,478

The current receivable from finance leases is shown in note 16. The average interest rate on such receivables (current and non-current) range from 5.75% to 7%.

Finance lease receivables (where a Group Company is lessor):

	2000	1999
Gross investment in finance leases:		
Not later than 1 year	1,174	870
Later than 1 year and not later than 5 years	703	1,054
	1,877	1,924
Unearned future:		
Finance income on finance leases	(134)	(163)
Net investment in finance leases	1,743	1,761
Representing:		
– current receivables (not later than 1 year)	1,075	769
– non-current-receivables (later than 1 year and not later than 5 years)	668	992
	1,743	1,761

15 Inventories	2000	1999
Merchandise		
(at lower of cost or net realisable value)	6,048	4,885
Spare parts		
(at lower of cost or net realisable value)	2,267	1,855
Other products		
(at lower of cost or net realisable value)	827	2,113
Net book amount	9,142	8,853

16 Other receivables and prepayments	2000	1999
Receivables from tax authorities	1,675	846
Finance lease-gross investment (note 14)	1,174	870
Unearned finance income	(99)	(101)
	1,075	769
Receivables due from affiliated/related companies	323	–
Prepayments	630	347
Prepaid expenses and other current receivables	2,072	1,490
	5,775	3,452

Receivables from tax authorities in 2000 comprise tax prepayments in the amount of TEUR 144 (1999: TEUR 143) and prepaid value added tax in the amount of TEUR 1,531 (1999: TEUR 703).

17 Cash and cash equivalents	2000	1999
Cash at bank and on hand	12,567	3,082
Marketable securities at market value	26	6
	12,593	3,088

For the purpose of cash flow statement the cash and cash equivalents comprise TEUR 12,593 less time deposits held for a period longer than 3 months and pledged as security for long-term loans in the amount of TEUR 7,112 (equals TEUR 5,481, in 1999: TEUR 3,088).

The weighted average effective interest rate on short-term bank deposits was 4.7% (1999: 2.9%). The figures also comprise the year-end cash and cash equivalents for the purposes of the cash flow statement.

18 Issued capital, share premium and treasury shares and average number of shares	Number of Share (thousands)	Issued Capital	Shares Premium	Treasury shares	Total
At 31 December 1999	450	3,270	16,744	(1,862)	18,152
Adjustment for stock split	2,700	–	–	–	–
Capital increase	158	164	2,829	–	2,993
Reclassification	–	–	(354)	–	(354)
Transactions with treasury shares	–	–	–	848	848
At 31 December 2000	3,308	3,434	19,219	(1,014)	21,639

With effect of June 2, 2000 a stock split 1:7 was executed which results in the issuing of 6 bonus shares for one S&T share. By this stock split the number of shares increased from 450,000 to 3,150,000 ordinary voting shares.

With effect June 30, 2000, a capital increase in kind was carried out as a result from the acquisition of "Largo" (see note 29). By this 157,500 new S&T shares were issued.

At December 31, 2000 the amount of TEUR 3,434 issued capital represents 3,307,500 no-par-value shares currently incorporated in the Company's register. The total authorised number of ordinary shares as at balance sheet date is 4,725,000 shares with a value of EUR 1.04 per share.

Considering the capital increase during the year the average number of shares was 3,228.750

The cost incurred by the Company to purchase rights to re-acquire its own shares and related proceeds for subsequent re-selling are shown as a deduction from equity (Treasury shares).

In 2000 share options are granted to directors and employees.

Movements in the number of share options outstanding are as follows:

	2000
At beginning of year	–
Granted	40,000
Lapsed	–
At end of year	40,000

A compensation cost is not recognised in these financial statements for the fair value or the intrinsic value of share options granted. Share options were granted on October 16, 2000, at the strike price of EUR 15.50 per share for employees and EUR 20.00 per share for directors and expire on June 15, 2003.

The reconciliation to distributable retained earnings/(losses) and other reserves as of 31 December 2000 compared to prior year is as follows:

19 Distributable retained earnings/(losses)	2000	1999
Consolidated retained earnings and other reserves	5,266	4,705
Non-distributable reserves	(211)	(208)
Consolidation adjustments	4,709	6,766
Distributable retained earnings/(losses) and other reserves	9,764	11,263
Thereof: Parent Company	899	–
Subsidiaries	8,865	11,263

Included in the consolidated retained earnings and other reserves as of December 31, 2000 are non-distributable legal and other reserves in the amount of TEUR 211 (1999: TEUR 208).

20 Minority interests	2000	1999
Opening amount	55	–
Change in attributable interest/ Acquisition of subsidiary	–	55
Attributable profit/(loss) for the period	(32)	–
Acquisition of Minority interest	(23)	–
Closing amount	–	55

21. Loans and other liabilities (non-current)	2000	1999
Long-term loans and borrowings	12,998	2,182
Lease liabilities	43	62
Employee termination indemnities	115	112
Bonuses for long serving employees	52	24
	13,208	2,380

Long-term loans and borrowings include a new bank loan agreement guaranteed by the Republic of Austria in the amount of TEUR 9,707 at an interest rate of 4%. The bank loan agreement is secured over certain shares held in consolidated investments.

The weighted average effective interest rates are:	- bank overdrafts	6 - 19%
	- long-term bank borrowings and loans	4%

Maturity of non-current borrowings (excluding finance lease liabilities):

	2000	1999
Between 1 and 2 years	2,971	1,233
Between 2 and 5 years	6,696	949
Over 5 years	3,331	–
Total	12,998	2,182

The average interest rate for lease liabilities is 7%

Finance lease liabilities – minimum lease payments:

	2000	1999
Not later than 1 year	23	52
Later than 1 year and not later than 5 years	46	68
	69	120
Future finance charges on finance leases	(7)	(16)
Present value of finance lease liabilities	62	104
Representing lease liabilities:		
– current (not later than 1 year)	19	42
– non current	43	62
	62	104

The liability for termination indemnities relates to the parent Company and is, therefore, based on Austrian labour law. Such indemnities are required to be paid to employees upon release from service or retirement at pension age. Employees leaving voluntarily or dismissed for good cause are not entitled to such indemnities.

The expected liability at the date of termination of service has been discounted to its net present value using a discount rate of 4%. In view of the relative insignificance of the expense recognised in the income statement for the period, the further disclosures required by IAS 19 have not been included. These employee benefit liabilities are unfunded.

According to Austrian labour law (or the terms of the relevant collective labour agreement), bonuses for long serving employees are to be paid after 20, 25, 35 and 40 years of service. The present value of accrued claims has been calculated using a projected benefit valuation method (discount rate 4%).

Deferred income taxes are calculated on all temporary differences under the liability method.

22 Deferred income taxes	2000	1999
Deferred tax assets	(1,509)	(2,408)
Deferred tax liabilities	870	1,085
	(639)	(1,323)

Deferred income tax assets on tax loss carry forwards and deductible temporary differences are recognised only to the extent that realisation is probable. The Group has tax losses of TEUR 55 to carry forward against future taxable income, which have not been recognised in these financial statements due to uncertainty of their recoverability. Net deferred tax assets in the amount of TEUR 9 resulting from other deductible temporary differences have not been recognised because it is not probable that sufficient taxable profit will be available. All other deferred tax assets have been recognised as future taxable profits in the respective Group companies are expected.

Deferred tax assets and liabilities, deferred tax charge/(credit) in the income statement, and deferred tax charge/(credit) in equity are attributable to the following items:

	31. 12. 99	Charged/ (credited) to equity	Charged/ (credited) to P/L	Exchange Differences	31. 12. 00
Deferred income tax liabilities					
Valuation of non-current assets	223	–	(25)	(26)	172
Valuation of receivables and inventory	755	–	(54)	(115)	586
Accruals and provisions	15	–	–	–	15
Accounts payable	92	–	15	(10)	97
	1,085	–	(64)	(151)	870
Deferred income tax assets					
Valuation of certain current and non-current assets	(59)	284	(219)	8	14
Impairment of receivables and inventory	(337)	–	72	98	(167)
Provisions and liabilities	(126)	–	(9)	63	(72)
Tax loss carry forwards	(1,886)	–	604	(2)	(1,284)
	(2,408)	284	448	167	(1,509)
Net deferred income tax assets	(1,323)	284	384	16	(639)

23 Other payables	2000	1999
Advances received	3,951	1,583
Payables due to affiliated companies	336	1,350
Employees' bonuses/salaries	17	15
Other payables	5,133	1,107
	9,437	4,055

Other payables consist mainly of liabilities for purchase considerations for aquisitions not yet paid, national social security agencies and tax authorities (turnover- and payroll taxes).

24 Short-term borrowings	2000	1999
Bank overdrafts	3,091	5,240
Short-term portion of long-term loans	2,650	554
Lease liabilities (see note 21)	19	42
	5,760	5,836

The average effective interest rates for bank overdrafts amount from 6% to 19% (1999: 6% to 17%).

25 Provisions and deferred income	2000	1999
Provisions for liabilities and charges	2,747	1,246
Deferred income	1,417	707
	4,164	1,953

Provisions for liabilities and charges comprise provisions for litigation claims, consultancy and legal fees and warranties. Deferred income mainly relates to sales, rent and other income paid in advance.

26 Operate lease commitments. There are no future minimum lease payments under non cancellable operating leases.

27 Non-cash transactions and sale of business units. The principal non-cash transactions are the acquisition of property, plant and equipment using finance leases (note 21), and the sale of goods under finance lease (note 14).

There are no cash flows relating to the sale of the two former business units (see note 2) included in the cash flow from operating activities.

28 Contingencies. The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments in the countries in which it operates. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable. Furthermore, due to the fact that the Company's operations are project-oriented, earnings levels will naturally fluctuate according to the size and number of projects.

Due to the uncertainty of the tax regulations in various Eastern European countries, there may be contingent taxation liabilities which, at present, cannot be quantified.

In the ordinary course of business, the Group has issued performance bonds and bid bonds in the total amount of TEUR 1,589 (1999: TEUR 997).

29 Acquisition and initial consolidation. Effective March 14, 2000, the Group acquired through an asset deal the customer base in Ukraine from Soft-Tronik Inc., USA, together with the company "Soft-Tronik Kiev Ltd.", Ukraine. With effect June 30, 2000, the company acquired 100% of Largo Systems, Poland. The consideration for these acquisitions were/will be partly paid in cash and partly by issuance of 157,500 S&T shares (see also note 18). Icos d.o.o., Slovenia, which was acquired in December 1999 and for which the purchase consideration was paid partly in prior year has been consolidated for the first time in the year 2000. In February 2000 the Group purchased 100% of the shares of High Performance Systems Holding GmbH. In December 2000 the Group acquired the minority interest in Probis d.o.o., Slovenia, (20%) - see note 20.

The impact of these acquisitions for the year 2000 is as follows:

Purchase consideration:	
– Cash paid/payable	3,880
– Fair value of shares transferred	2,993
Total purchase consideration	6,873
Fair value of net assets acquired	(187)
Goodwill (note 11)	6,686

No plant closure or other restructuring provisions were created.

The fair values of assets and liabilities arising from the acquisition and restated according to International Accounting Standards are as follows:

Cash and cash equivalents	387
Property, plant and equipment (note 10)	178
Intangible assets (note 11)	38
Investments (note 13)	9
Non-current receivables	799
Inventories	443
Receivables	977
Non-current liabilities	(302)
Payables	(1,605)
Borrowings	(737)
Fair value of net assets	187
Goodwill	6,686
Total purchase consideration	6,873
Less:	
Discharged by shares issued (note 18)	(2,993)
Considerations paid in prior years	(763)
Considerations payable	(1,140)
Cash and cash equivalents in subsidiary acquired	(387)
Cash outflow on acquisition	1,590

Goodwills arising from the above described acquisitions in the amount of TEUR 6,686 are shown net of TEUR 33 disposal related to the acquisition of the remaining minority interest in Probis d.o.o., Slovenia, as disclosed in note 11.

30 Management Board and related party transactions. In fiscal year 1999 and 2000 no related party transactions were executed.

Beside the current managing board (Karl Tantscher, CEO, Martin Bergler; CFO) in fiscal year 2000 Christine Cerny (retired with end of June, 2000) and Slavko Despotovic (from July 01, 2000, onwards) served the board of management of S&T.

In 2000 the remuneration of the managing board consist of TEUR 449 on fixed salaries and benefits,

TEUR 169 on bonuses and TEUR 49 severance payment for the retired board member. Loans to employees amounted TEUR 977 (there were no loans to the supervisory or management board).

31 Post balance sheet events. With effect from January 01 2001, "INNET Kft.", Hungary, a network and IT security company, acquired in 2000 is fully consolidated. As a consequence, contributions from this acquisition will be recorded with beginning of 2001.

Also with beginning of 2001 the company acquired "NEOS a.s." and its 100% subsidiary "GCC a.s.", both Czech Republic. This acquisition will contribute to the Group results with beginning of 2001.

REPORT OF THE AUDITORS
to the shareholders of S&T System Integration & Technology Distribution AG

We have audited the accompanying consolidated balance sheet of S&T System Integration & Technology Distribution AG and its subsidiaries ("the Group") as of 31 December 2000 and the related income and cash flow statements for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly in all material respects the financial position of the Group as of 31 December 2000 and of the result of its operations and its cash flows for the year then ended in accordance with International Accounting Standards.

March 22, 2001 Vienna

PRICE WATERHOUSE AG
Christine Catasta Aslan Milla


RU
PL
CZ
SK
UA
MD
HU
RO
SI
HR
BA
YU
BG
MK

S&T Headquarters Vienna, Austria
S&T System Integration & Technology Distribution AG
Gunoldstraße 16
A 1190 Vienna
Austria
Phone: +43 1 367 80 88
Fax: +43 1 367 80 88 99
snt@snt.co.at
www.snt.at

Bosnia-Herzegovina
Hermes Plus d.o.o.
Stupine b3 / III
75000 Tuzla
Bosnia-Herzegovina
Phone: +387 35 250 241
Fax: +387 35 251 063
info@hermes-plus.ba
www.hermes-plus.ba

Branch Office:
Sarajevo

Bulgaria
S&T Bulgaria e.o.o.d.
2, Iatashka Str.
BG 1618 Sofia
Bulgaria
Phone: +359 2 955 9573
Fax: +359 2 955 9290
snt@snt.bg
www.snt.bg

Branch Offices:
Plovdiv, Veliko Tarnovo

Czech Repbulic
S&T Plus srl.
Novodvorska 994
CZ 142 21 Prague 4
Czech Republic
Phone: +420 2 4404 7500
Fax: +420 2 4404 7550
info@snt-plus.cz
www.snt-plus.cz

Neos Computer a.s.
U Stavoservisu 1
CZ 100 40 Praha 10
Czech Republic
Phone: +420 2 81006 301
Fax: + 420 2 727 048 79
neos@neos.cz
www.neos.cz

Branch Offices:
Brno, Ceske Budejovice, Ostrava, Pardubice, Plzen

GCC Services a. s.
U Stavoservisu 1
CZ 100 40 Prague 10
Czech Republic
Phone: +420 2 81006281
Fax: +420 2 81006282
gcc@gcc.cz
www.gcc.cz

Branch Offices:
Brno, Ceske Budejovice, Ostrava, Pardubice, Plzen, Teplice

Croatia
Hermes Plus d.o.o.
Cebini bb, Buzin
HR 10010 Zagreb
Croatia
Phone: +385 1 4603 000
Fax: +385 1 4603 090
info@hermes-plus.hr
www.hermes-plus.hr

Branch Office:
Split

HPC d.o.o.
Cebini bb, Buzin
HR-10010 Zagreb
Croatia
Phone: +385 1 4603 000
Fax: +385 1 4603 090
info@hermes-plus.hr
www.hermes-plus.hr

Hungary
S&T Hungary Kft.
INNET Kft.
Neumann Janos u. 1
H 1117 Budapest
Hungary
Phone: +36 1 371 8000
Fax: +36 1 371 8001
snt@snt.hu
www.snt.hu

Macedonia
Hermes Plus d.o.o.e.l.
Ankarska 31
MK 1000 Skopje
Macedonia
Phone: +398 2 365396
Fax: +389 2 365397
info@hermes-plus.com.mk
www.hermes-plus.com.mk

Moldova Republic
S&T Mold srl.
202, bvd. Stefan cel Mare
MD 2050 Chisinau
Moldova Republic
Phone: +373 2 742 265
Fax: +373 2 741 594
snt@snt.md
www.snt.md

Poland
S&T Polska Sp.z.o.o.
Ul. Pulawska 579
PL 02-885 Warsaw
Poland
Phone: +48 22 543 79 00
Fax: +48 22 543 79 30
snt@snt.pl
www.snt.pl

Branch Office:
Katowice

Romania
S&T Romania srl.
Blvd. Dimitrie Pompei 9-9A, et.6
RO 2 Bucharest
Romania
Phone: +40 1 204 0300
Fax: +40 1 204 0310
snt@main.snt.ro
www.snt.ro

Russia
HPS International o.o.o.
Tsvetnoy boulevard 24, building 2, floor 3
103051 Moscow
Russia
Phone: +7 095 777 10 99
Fax: +7 095 777 09 78
Infocis@informix.ru
www.informix.ru

S&T International o.o.o.
Tsvetnoy boulevard 24, building 2, floor 3
103051 Moscow
Russia
Phone: +7 095 777 10 98
Fax: +7 095 777 09 78
info@snt.com.ru
www.snt.com.ru

Slovenia
Hermes Plus d.d.
Slandrova 2
SI 1231 Ljubljana-Crnuce
Slovenia
Phone: +386 1 5895 200
Fax: +386 1 5895 201
info@hermes-plus.si
www.hermes-plus.si

Branch Office:
Celje

HPC d.o.o.
Brnciceva 45
SI 1231 Ljubljana-Crnuce
Slovenia
Phone: +386 1 5895 200
Fax: +386 1 5895 203
info@hpc.si
www.hpc.si

Probis d.o.o.
Slandrova 2
SI 1231 Ljubljana-Crnuce
Slovenia
Phone: +386 1 5895 400
Fax: +386 61 5895 401
probis@probis.si
www.probis.si

ICOS d.o.o.
Slandrova 2
SI 1231 Ljubljana-Crnuce
Slovenia
Phone: +386 1 5895 200
Fax: + 386 1 5895 259
Info@icos.si
www.icos.si

Slovakia
S&T Slovakia spol. s r.o.
Polianky 5
SK 844 04 Bratislava
Slovakia
Phone: +421 7 69258 100
Fax: +421 7 69258 212
snt@snt.sk
www.snt.sk

Branch Offices:
Banska Bystrica, Kosice

Ukraine
S&T Soft-Tronik ltd.
11A Kudryavska Str.
04053 Kiev
Ukraine
Phone: +380 44 462 0908
Fax: +380 44 235 4388
snt@snt.com.ua
www.snt.com.ua

Yugoslavia
S&T Yugoslavia d.o.o.
Narodnih Heroja 43, floor 23
YU 11070 Novi Beograd
Yugoslavia
Phone: +381 11 311 62 21
Fax: +381 11 311 76 65
snt@snt.co.yu
www.snt.yu

IT in Emerging Europe

Publisher & Responsible
for the Contents:
S&T System Integration &
Technology Distribution AG
Gunoldstraße 16
A-1190 Vienna, Austria

Graphics, Production & Typesetting:
@telier max schinko

Cover:
OPEN communications

Photos:
Hertha Hurnaus, John Foxx,
PhotoDisk, S&T

Printed by:
Druckerei Bösmüller

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